RECEIVED
2006 JUL 12 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht
Telephone 00 31 302162615
Fax 61928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06015124

Our reference BB/jcd
Date July 4, 2006

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period June 2006 and the Pricing Supplements of June 2006 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
JUL 14 2006
THOMSON FINANCIAL

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Executive Board / CFO Rabobank Group

Rabobank

RECEIVED
2006 JUL 12 A 11:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Latest News

16 June 2006

Rabobank Group confirms interest in Bouwfonds

H. (Bert) Heemskerk, Chairman of the Executive Board, announced to the press during the General Meeting of Rabobank Group today that Rabobank Group intends to make a 'non-binding offer' on Bouwfonds.

He announced this interest previously during the presentation of the annual results of Rabobank Group on 8th March 2006.

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RECEIVED
2006 JUL 12 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Latest News

15 June 2006

DR. LOUISE FRESCO APPOINTED TO THE SUPERVISORY BOARD OF RABOBANK NEDERLAND

The General Meeting of Rabobank Nederland has appointed Dr. L.O. (Louise) Fresco as a member of the Supervisory Board of Rabobank Nederland. 'We are especially delighted that Dr. Fresco is to join our supervisory board in view of her expertise as a professional director and professor and her broad international experience,' says Chairman of the Supervisory Board Dr. L. (Lense) Koopmans.

Louise Fresco (1952) was nominated upon the recommendation of the Rabobank Nederland Works Council. Her appointment was officially ratified on Thursday, 15 June 2006 by the General Meeting of Rabobank Nederland, which is the annual meeting of the local member Rabobanks as members/shareholders of Rabobank Nederland. The appointment of Dr. Fresco means that a woman has once again been appointed to the Supervisory Board. Sybilla Dekker previously also served on the Supervisory Board until her appointment as Dutch Minister of Housing, Spatial Planning and the Environment in 2003.

Dr. Fresco was until recently Vice Director General of the Agricultural Department of the FAO, the food and agricultural organisation of the United Nations located in Rome. Since 1 June of this year she has served as University Professor of International Development and Sustainability at the University of Amsterdam. Dr. Fresco also holds a number of other positions including a Cleveringa Professorship at the University of Leiden where she provides lectures on the right to food and the responsibility for food quality. From 1991 to 1997, she served as Professor of Plant-based Production Systems at the University of Wageningen.

In addition to the appointment of Dr. Fresco, the General Meeting also approved the reappointment of Mr Herman Scheffer, Dr. Martin Tielen and Dr. Aad Veenman to the Supervisory Board. The Supervisory Board of Rabobank Nederland is consequently now comprised of the following fourteen members:

Lense Koopmans (L.), Chairman

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Antoon Vermeer (A.J.A.M.), Deputy Chairman
Sjoerd Eisma (S.E.), Secretary
Leo Berndsen (L.J.M.)
Bernard Bijvoet (B.)
Teun de Boon (T.)
Louise Fresco (L.O.)
Marinus Minderhoud (M.)
Paul Overmars (P.F.M.)
Hans van Rossum (J.A.A.M.)
Herman Scheffer (H.C.)
Martin Tielen (M.J.M.)
Aad Veenman (A.W.)
Arnold Walravens (A.H.C.M.)

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Rabobank

Latest News

15 June 2006

Rik baron van Slingelandt receives royal honour

Her Majesty Queen Beatrix of the Netherlands has appointed D.J.M.G. (Rik) baron van Slingelandt Officer in the Order of Orange-Nassau. The mayor of Mr Slingelandt's place of residence Leidschendam-Voorburg, M.A.P. (Michiel) van Haersma Buma, presented him with the honour on behalf of the Queen. Mr Van Slingelandt will step down as a member of the Executive Board of Rabobank Nederland effective 1 July 2006 upon reaching the age of retirement.

Business economist Van Slingelandt has enjoyed a successful career within Rabobank, culminating with his appointment to the Executive Board in 1996 with responsibility for the company's international activities. Under his leadership the international contribution to the profits of the Rabobank Group grew to 573 million euros in 2005.

His knowledge and expertise have also been put to good use outside Rabobank. He holds a number of auxiliary posts including serving as a Member of the Advisory Board of Issuing Institutions (Euronext), Kahn Scheepvaart B.V. and Redevco Europe Services B.V. and a Member of the Steering Committee of Unico Banking Group, the professional association of European co-operative banks.

Over the past decades Mr Van Slingelandt has not only earned his laurels in business, but also in the social and cultural realm. In addition to taking international trade trips, a few years ago he was the initiator of the successful trade mission to China that was led by former Dutch Minister of Economic Affairs Annemarie Jorritsma.

Rabobank developed activities in Latin America in the 1980s and 1990s under Mr Van Slingelandt's leadership. The governments of Argentina and Brazil have expressed their gratitude to Mr Van Slingelandt for his personal commitment to their countries. The efforts of Mr Van Slingelandt played an instrumental part in helping numerous farmers to get through an extremely difficult period in these countries.

Mr Van Slingelandt was also active in Poland for more

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than ten years. Under his leadership, Rabobank assisted the Polish government to modernise the Polish banking system in the 1990s. The President of the Polish Central Bank presented him with a high Polish honour as a sign of appreciation for his accomplishments.

There are a number of social initiatives that Mr Van Slingelandt supports in particular. He has been an active advocate of the Weekend Schools. In addition to the school that had been established earlier in Amsterdam, with the support of the Rabobank Foundation and various local member banks five schools opened their doors on 15 January 2006 in Rotterdam, The Hague, Utrecht, Tilburg and Nijmegen. The IMC Weekend School helps youths from underprivileged neighbourhoods to build their futures. The weekend schools provide the unique opportunity for pupils to come into contact with professionals ranging from journalists to mathematicians who provide the young people with courses and workshops.

In addition to his principal profession, he has also demonstrated strong social involvement by fulfilling a number of auxiliary positions. For example, he currently or formerly served as secretary and treasurer of the Dutch Heart Foundation, as a member of the Board of Governors of the Diaconessen Hospital in Voorburg, a member of the board of directors of Ubbo Emmius Fonds, a member of the Advisory Board AIESEC, member of the board of Museum Boerhaave and member of the board of the Franz Liszt Piano Competition.

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Latest News

15 June 2006

RABOBANK GROUP BENEFITS FROM 'FAVOURABLE' YEAR

Chairman of the Executive Board Heemskerk makes a stand against overly heavy administrative burden

The Rabobank Group is benefiting from the economic and financial recovery that is beginning to take hold in the Netherlands and the rest of Europe. 'Despite remaining uncertainties, 2006 promises to be a favourable year. And we as the Rabobank Group will also benefit from this positive development,' said H. (Bert) Heemskerk, Chairman of the Executive Board, this afternoon at the General Meeting of Rabobank Nederland, the annual "shareholders' meeting" of the co-operative bank in Utrecht.

Following the 'fantastic year 2005' that was characterised by growth in profits of more than 16 percent achieved across the entire group, higher customer satisfaction, once again being selected Corporate and Investment Bank of the Year, maintaining the position as the most Sustainable Bank in Europe and further expanding the alliance with Eureko/Achmea, the Chairman confirmed that Rabobank Group has once again got off to a good start in 2006. 'The developments are very positive on a number of fronts (including lending, savings and securities transactions). We are also regaining our market share in mortgages,' Heemskerk said. 'Profit performance at the group level is good and is in line with our long-term targets.'

Some uncertainties remain

Despite the economic recovery, Heemskerk points out that there are a few remaining 'uncertainties': inflation is rising again, interest rates are going up and the stock markets are under pressure. As a result he is positive. The expectations of the Rabobank is that it promises to be economically and financially a favourable year.
In the Netherlands, there is also 'pressure on the interest margin' at the local member banks. This also reflects the intense competition in the mortgage markets.
Heemskerk is also concerned by rising costs, particularly at the local member banks. These cost

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increases relate primarily to a strong rise in employee assistance and replacement costs.

These cost rises are in no small part due to the sharp increase in the administrative financial burden connected with government measures aimed at tightening up control. 'Twenty extra employees had to be hired in four months' time at Rabobank Amsterdam alone in order to eliminate the backlog for the Dutch Identification (Provision of Services) Act/Disclosure of Unusual Transactions (Financial Services) Act,' he said referring to the required additional identification of customers and intensified checking of unusual transactions.

Nearby
Rabobank continues to be the Netherlands' 'Nearby Bank' with nearly 1,300 branch offices and more than three thousand contact points. 'We already held this status; it's what we are and what we will continue to be,' Heemskerk emphasised at the General Meeting. 'Despite the large wave of mergers among the local member banks, Rabobank will continue to be represented at every level of Dutch society down to the country's smallest hamlets. Rabobank always goes the extra mile to move nearer to its customers. Countless initiatives on the part of the local Rabobanks ranging from free bus transportation to opening service shops demonstrate that we are committed to doing our utmost to remain nearby our customers. It all boils down to local solutions and local tailor-made services.'

Looking to the future, Heemskerk believes that the greatest challenge lies in fusing TV and internet banking with local member Rabobanks. 'Rabobank Heerenveen for all your services, not only physically in the village high street, but also virtually via television and internet 24 hours a day, 7 days a week. Even if you're on holiday in Spain. This will enable us to remain the bank that knows its customers best,' says Heemskerk.

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RECEIVED

2006 JUL 12 A 11:21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

EUR 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1602A

TRANCHE NO.: 1

EUR 1,250,000,000 4.375 per cent. Fixed Rate Notes 2006 due 7 June 2021

Issue Price: 99.460 per cent

BNP Paribas | **Merrill Lynch International**

Rabobank International | **UBS Investment Bank**

The date of these Final Terms is 6 June 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "Offering Circular") dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1602A
	(ii) Tranche Number	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 1,250,000,000
	(ii) Tranche:	EUR 1,250,000,000
5	Issue Price:	99.460 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 1,000, EUR 10,000, EUR 100,000
7	(i) Issue Date:	7 June 2006
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	7 June 2021
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	4.375 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.375 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	7 June in each year
	(iii)	Fixed Coupon Amount(s):	EUR 43.75 per EUR 1,000 in nominal amount EUR 437,50 per EUR 10,000 in nominal amount EUR 4,375.00 per EUR 100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ICMA) (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination EUR 10,000 per Note of EUR 10,000 Specified Denomination EUR 100,000 per Note of EUR 100,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable

27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Joint Lead Managers:	**BNP Paribas** 10 Harewood Avenue London NW1 6AA United Kingdom **Coöperative Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands **Merrill Lynch International** Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom **UBS Limited** 1 Finsbury Avenue London EC2M 2PP United Kingdom (together, the "**Joint Lead Managers**")
	(ii)	Stabilising Manager(s) (if any):	UBS Limited
	(iii)	Joint Lead Managers' Commission:	0.107 per cent. of the Aggregate Nominal Amount
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro, producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	*Rabobank Nederland or Coöperatieve* Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam with effect from 7 June 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 10,000

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has been requested to provide each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save for any commission payable to the Joint Lead Managers, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 1,241,912,500
(iii)	Estimated total expenses:	EUR 1,337,500

6 Yield (Fixed Rate Notes Only)

Indication of yield:	4.425 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0256967869
(ii)	Common Code:	025696786
(iii)	Fondscode:	15785
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream,	Not Applicable

	Luxembourg and the relevant number(s):	
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	EUR 1,000
	So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the Tradeable Amount in excess thereof

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1608A
TRANCHE NO: 1

ILS 150,000,000 6.00 per cent. Notes 2006 due 22 June 2009 (the "Notes")

Issue Price: 101.025 per cent.

TD Securities **Rabobank International**

The date of these Final Terms is 19 June 2006.

RECEIVED
2006 JUL 12 A 11:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the '**Offering Circular**') dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1608A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Israeli Shekel ("ILS")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	ILS 150,000,000
	(ii)	Series:	ILS 150,000,000
5	Issue Price:		101.025 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		ILS 10,000
7	(i)	Issue Date:	22 June 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		22 June 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	22 June in each year commencing on 22 June 2007 and ending on the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	ILS 600.00 per ILS 10,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	ILS 10,000 per Note of ILS 10,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Tel Aviv, Target, subject to condition 10(h) (A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a

temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Croeselaan 18 3521 CB Utrecht The Netherlands
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealers' Commission:	1.125 per cent. selling concession 0.25 per cent. combined management and underwriting commission
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption	D Rules
39		Additional selling restrictions:	<u>Israel</u> No action has been or will be taken in Israel that would permit an offering of the Notes to the public in Israel. Each Manager represents and agrees that it will not offer or sell any Notes, directly or indirectly, in Israel or to others for re-offering or resale, directly or indirectly, in Israel except to investors of the type listed in the First Schedule to Israel's Securities Law 5728-1968.
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.172781 producing a sum of (for Notes not denominated in Euro):	Euro 25,171,500
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

PART B – OTHER INFORMATION

1 **Listing**

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 22 June 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,345

2 **Ratings**

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch RatingsLtd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 **Notification**

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	ILS 149,400,000
(iii)	Estimated total expenses:	ILS 2,137,500 (comprising of ILS 75,000 Managers' expenses and 1.375 per cent. selling concession and combined management and underwriting commission)

6	**Yield** (*Fixed Rate Notes Only*) Indication of yield:	5.619 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Operational information

(i)	ISIN Code:	XS0257090471
(ii)	Common Code:	025709047
(iii)	WKN (German security code):	A0GTCX
(iv)	Fondscode:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(ix)	Names (and addresses)of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B,A, (Rabobank International)	Not Applicable

RECEIVED
2006 JUL 12 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1585A
TRANCHE NO: 1

CZK 400,000,000 4.21 per cent. Fixed Rate Notes 2006 due 22 May 2026 (the "Notes")

Issue Price: 100 per cent.

ING Bank N.V.

The date of these Final Terms is 18 May, 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular dated 21 November 2005 relating to an increase of the programme limit to Euro 70,000,000,000 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		(Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.) Rabobank Nederland
2	(i)	Series Number:	1585A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Czech Koruna ("**CZK**").
4	Aggregate Nominal Amount:		
	(i)	Tranche:	CZK 400,000,000
	(ii)	Series:	CZK 400,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		CZK 5,000,000
7	(i)	Issue Date:	22 May 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		22 May 2026
9	Domestic Note:		No
10	Interest Basis:		4.21 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.21 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	22 May in each year commencing on (and including) 22 May 2007 and ending on (and including) the Maturity Date
	(iii)	Fixed Coupon Amount (s):	CZK 210,500 per CZK 5,000,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		CZK 5,000,000 per Note of CZK 5,000,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable

27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		Prague and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
32	Details relating to Instalment Notes:		Not Applicable

33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Notes are represented by a temporary Global Note or a permanent Global Note and the temporary Global Note or the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders except that so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be d'Wort). Any notice thus delivered to that clearing system shall be deemed to have been given to Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	ING Bank N.V P.O. Box 1800 1000 BV Amsterdam The Netherlands
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.035381, producing a sum of (for Notes not denominated in Euro):	Euro 14,152,400
42	In the case of Notes listed on Eurolist by	Not Applicable

Euronext Amsterdam N.V.:

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 22 May 2006
(iii)	Estimate of total expenses related to admission to trading:	Euro 6,700

2 Ratings

Rating:	The Notes have been rated Aaa by Moody's Investors Service, Inc. ("Moody's"), AAA by Standard & Poor's Ratings Services ("Standard & Poor's") and AA+ by Fitch Ratings Ltd ("Fitch"). As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided the Commission de Surveillance du Secteur Financier in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the offer

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Yield (*Fixed Rate Notes Only*) Indication of yield:	4.21 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the

Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price of the Notes. It is NOT an indication of future yield.

6 Operational information

(i)	ISIN Code:	XS0253440571
(ii)	Common Code:	025344057
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

RECEIVED

2006 JUL 12 A 11:21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Execution Copy

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1590A
TRANCHE NO: 1

MXN 500,000,000 8.75 per cent. Fixed Rate Notes 2006 due 24 January 2017 (the "Notes")

Issue Price: 100.30 per cent.

TD Securities

Deutsche Bank

UBS Investment Bank

Rabobank International

RBC Capital Markets

The date of these Final Terms is 19 May 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the offering circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular dated 8 September 2005 relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, and (iv) a supplemental offering circular dated 21 November 2005 relating to an increase of the programme limit to Euro 70,000,000,000, (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1590A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Mexican peso ("MXN")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	MXN 500,000,000
	(ii)	Series:	MXN 500,000,000
5	Issue Price:		100.30 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		MXN 1,000
7	(i)	Issue Date:	24 May 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		24 January 2017
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		8.75 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	8.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	24 January in each year commencing on 24 January 2007 and ending on the Maturity Date. There will be a short first coupon from and including 24 May 2006 to but excluding 24 January 2007.
	(iii)	Fixed Coupon Amount(s):	MXN 87.50 per MXN 1,000 in nominal amount
	(iv)	Broken Amount:	*Short first coupon payable 24 January 2007 of* MXN 58.73 per MXN 1,000 in nominal amount
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	***Zero Coupon Note Provisions***		Not Applicable
19	***Index Linked Interest Note Provisions***		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	MXN 1,000 per Note of MXN 1,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for permanent Global Note in bearer form on or after a date which is expected to be 3 July 2006 upon certification as to non-U.S. beneficial ownership.
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Mexico City, Target
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) Croeselaan 18 3521 CB Utrecht The Netherlands Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom Royal Bank of Canada Europe Limited 71 Queen Victoria Street London EC4V 4DE United Kingdom

		UBS Limited 1 Finsbury Avenue London EC2M 2PP United Kingdom
	(ii) Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii) Dealers' Commission:	1.675 per cent. selling concession 0.325 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Additional selling restrictions:	Mexico Each Manager has agreed that it will not offer the Notes publicly in Mexico and will not distribute publicly any offering materials in Mexico.
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.072421 producing a sum of (for Notes not denominated in Euro):	Euro 36,210,500
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 24 May 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,865

2 Ratings

Rating: The Notes have been rated Aaa by Moody's Investors Service, Inc. ("Moody's"), AAA by Standard & Poor's Ratings Services ("Standard & Poor's") and AA+ by Fitch Ratings Ltd ("Fitch").

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	MXN 491,000,000
(iii)	Estimated total expenses:	MXN 10,500,000 (comprising of MXN500,000 Managers' expenses and 10,000,000 selling concession and combined management and underwriting commission)

6	**Yield** (*Fixed Rate Notes Only*) Indication of yield:	8.717 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0253959307
(ii)	Common Code:	025395930
(iii)	WKN (German security code):	A0GR5P
(iv)	Fondscode:	Not Applicable
(v)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vi)	Delivery:	Delivery against payment
(vii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

RECEIVED
2006 JUL 12 A 11:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Execution Copy

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK INTERNATIONAL EQUITY DERIVATES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1549A
TRANCHE NO.: 2

USD300,000,000 5.00 per cent. Fixed Rate Notes 2006 due 2011
(to be consolidated and form a single series with the Issuer's USD500,000,000
5.00 per cent. Fixed Rate Notes 2006 due 2011 issued on 15 February 2006)

Issue Price: 99.699 per cent. (plus 91 days' accrued interest from
and including 15 February 2006 to but excluding 16 May 2006)

Rabobank International
Daiwa Securities SMBC Europe
Merrill Lynch International

TD Securities

The date of these Final Terms is 12 May 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to an increase of the programme limit to Euro 70,000,000,000 dated 21 November 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1549A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		U.S. Dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	USD300,000,000 (to be consolidated and form a single series with the Issuer's USD500,000,000 5.00 per cent. Fixed Rate Notes 2006 due 2011 issued on 15 February 2006 on exchange of the temporary Global Notes for the permanent Global Note (which is expected to be no less than 40 days after the Issue Date subject to certification of non-U.S. beneficial ownership))
	(ii)	Series:	USD800,000,000
5	Issue Price:		99.699 per cent. of the Aggregate Nominal Amount of the Notes plus 91 days' accrued interest from and including 15 February 2006 to but excluding 16 May 2006
6	Specified Denominations:		USD1,000, USD10,000 and USD100,000

7	(i)	Issue Date:	16 May 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	15 February 2006
8	Maturity Date:		15 February 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	5.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Dates:	15 February in each year commencing 15 February 2007 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	USD50 per USD1,000 in nominal amount USD500 per USD10,000 in nominal amount USD5,000 per USD100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Dates (Condition 1(a)):	Each Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions		Not Applicable
18	Zero Coupon Note Provisions		Not Applicable
19	Index Linked Interest Note Provisions		Not Applicable
20	Equity Linked Interest Note Provisions		Not Applicable

21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Index Linked Redemption Notes) of each Note	USD1,000 per Note of USD1,000 specified denomination USD10,000 per Note of USD10,000 specified denomination USD100,000 per Note of USD100,000 specified denomination
25	Final Redemption Amount (Equity Linked Redemption Notes):	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes):	Not Applicable
27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g)	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

		Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(i)(a) and 11(ii)(a), respectively, of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's USD500,000,000 5.00 per cent. Fixed Rate Notes 2006 due 2011 issued on 15 February 2006 and the ISIN and Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b), respectively, of Part B to these Final Terms.
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centres (Condition 10(h)) or other special provisions relating to payment dates:	London, New York, TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and date on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Croeselaan 18 3521 CB Utrecht The Netherlands Daiwa Securities SMBC Europe Limited 5 King William Street London EC4N 7AX United Kingdom Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	A combined management and underwriting commission of 0.10 per cent. of the Aggregate Nominal Amount of the Notes comprising Tranche 2 and a selling commission of 1.775 per cent. of the Aggregate Nominal Amount of the Notes comprising Tranche 2
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Additional selling restrictions:		Not Applicable
39	Subscription period:		Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of USD0.784946, producing a sum of (for Notes not denominated in Euro):	Euro 235,483,800
42	In the case of Notes listed on Eurolist [illegible]	Not Applicable

by Euronext Amsterdam N.V.:

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By : [signature]

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i) Listing:	Luxembourg
(ii) Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 16 May 2006. The Notes are to be consolidated and form a single series with the Issuer's USD500,000,000 5.00 per cent. Fixed Rate Notes 2006 due 2011 issued on 15 February 2006 which are listed and admitted to trading on the Luxembourg Stock Exchange
(iii) Estimate of total expenses related to admission to trading:	Euro 3,075

2 RATING

Rating:	The Notes have been rated Aaa, AAA and AA+ by Moody's Investors Service, Inc. ("**Moody's**"), Standard & Poor's Ratings Services ("**Standard & Poor's**") and Fitch Ratings Ltd. ("**Fitch**"), respectively. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denotes expectations of low credit risk. It indicates a very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	As per "Use of Proceeds" in the Offering Circular
(ii)	Estimated net proceeds	USD297,263,667
(iii)	Estimated total expenses:	USD5,625,000 (comprising a combined management and underwriting commission and a selling commission)

6 YIELD

Indication of yield:	5.067 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	(a) Temporary ISIN Code:	XS0254402349
	(b) Permanent ISIN Code:	XS0244223219
(ii)	(a) Temporary Common Code:	025440234

	(b) Permanent Common Code:	024422321
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are:	Not Applicable

Signed on behalf of the Issuer:

By:

Duly authorised

RECEIVED
2006 JUL 12 A 11:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 937A
TRANCHE NO: 5
£250,000,000 4.75 per cent. Notes 2006 due 2009

(to be consolidated and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004, £250,000,000 4.75 per cent. Notes 2004 due 2009 issued on 16 September 2004, £400,000,000 4.75 per cent. Notes 2005 due 2009 issued on 18 February 2005 and £125,000,000 4.75 per cent. Notes 2006 due 2009 issued on 3 January 2006)

Issue Price: 98.882 per cent. (plus 238 days' accrued interest from and including 30 September 2005 to but excluding 26 May 2006)

Barclays Capital **The Royal Bank of Scotland**

Rabobank International

The date of these Final Terms is 24 May 2006

PART A – CONTRACTUAL TERMS

Terms used herein (save as provided below) shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in Offering Circular dated 11 July 2005 as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to an increase of the programme limit to Euro 70,000,000,000 dated 21 November 2005 (together, the "**Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are those contained in the offering circular dated 7 October 2003 and to the extent any terms used herein are stated in such conditions to have a meaning different from that contained in the Conditions, the meaning in such conditions shall prevail. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	937A
	(ii)	Tranche Number:	5 (to be consolidated and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004, £250,000,000 4.75 per cent. Notes 2004 due 2009 issued on 16 September 2004, £400,000,000 4.75 per cent. Notes 2005 due 2009 issued on 18 February 2005 and £125,000,000 4.75 per cent. Notes 2006 due 2009 issued on 3 January 2006 on exchange of the temporary Global Note for the permanent Global Note (which is expected to be no less than 40 days after the Issue Date subject to certification of non-U.S. beneficial ownership))
3	Specified Currency or Currencies:		Pounds sterling ("**£**")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	£250,000,000
	(ii)	Series:	£1,325,000,000
5	Issue Price:		98.882 per cent. of the Aggregate Nominal Amount plus 238 days' accrued interest from

			and including 30 September 2005 to but excluding 26 May 2006
6	Specified Denominations:		£1,000, £10,000 and £100,000
7	(i)	Issue Date:	26 May 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	30 September 2005
8	Maturity Date:		30 September 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.75 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	30 September in each year commencing on 30 September 2006 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	£47.50 per £1,000 in nominal amount, £475 per £10,000 in nominal amount and £4,750 per £100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA
	(vi)	Determination Date(s) (Condition 1(a)):	30 September in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate	Not Applicable

Notes:

17	Floating Rate Provisions	Not Applicable
18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Not Applicable
22	Put Option	Not Applicable
23	Final Redemption Amount (all Notes except Index Linked Redemption Notes) of Each Note	£1,000 per Note of £1,000 specified denomination, £10,000 per Note of £10,000 specified denomination and £100,000 per Note of £100,000 specified denomination
24	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable
25	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited

		circumstances specified in the permanent Global Note Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(i)(a) and 11(ii)(a), respectively, of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004, £250,000,000 4.75 per cent. Notes 2004 due 2009 issued on 16 September 2004, £400,000,000 4.75 per cent. Notes 2005 due 2009 issued on 18 February 2005 and £125,000,000 4.75 per cent. Notes 2006 due 2009 issued on 3 January 2006 and the ISIN and Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b), respectively, of Part B to these Final Terms.
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as the Notes are represented by a temporary Global Note or a permanent Global Note and the temporary Global Note or the

			permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders except that so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the d'Wort). Any notice thus delivered to that clearing system shall be deemed to have been given to Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i)	If syndicated, names and addresses of Managers:	**Barclays Bank PLC** 5 The North Colonnade Canary Wharf London E14 4BB **The Royal Bank of Scotland plc** 135 Bishopsgate London EC2M 3UR **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands
	(ii)	Stabilising Manager (if any):	Barclays Bank PLC
	(iii)	Dealers' Commission:	Combined management, underwriting and selling commission of 0.075 per cent. of the Aggregate Nominal Amount of Notes comprising Tranche No. 5
35		If non-syndicated, name and address of Dealer:	Not Applicable
36		Additional selling restrictions:	Not Applicable
37		Subscription period:	Not Applicable

GENERAL

38	Additional steps that may only be	Not Applicable

	taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	
39	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1:0.6800, producing a sum of (for Notes not denominated in Euro):	Euro 367,647,058.82
40	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	
	(i) Numbering and letters:	Not Applicable
	(ii) Whether CF-Form Notes will be issued:	Not Applicable
	(iii) Numbering and letters of CF-Form Notes:	Not Applicable
	(iv) Amsterdam Listing Agent:	Not Applicable
	(v) Amsterdam Paying Agent:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 26 May 2006. The Notes are to be consolidated and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004, £250,000,000 4.75 per cent. Notes 2004 due 2009 issued on 16 September 2004, £400,000,000 4.75 per cent. Notes 2005 due 2009 issued on 18 February 2005 and £125,000,000 4.75 per cent. Notes due 2009 issued on 3 January 2006 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 RATING

Rating:	The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. ("**Moody's**"), Fitch Ratings Ltd. ("**Fitch**") and Standard & Poor's Ratings Services ("**Standard & Poor's**"), respectively. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	£254,760,650.68 (including accrued interest)
(iii)	Estimated total expenses:	£187,500 (comprising Dealers' commission only)

6 YIELD

Indication of yield:	5.113 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the re-offer price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the re-offer price of the Notes. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	(a) Temporary ISIN Code: (b) ISIN Code:	XS0255808775 XS0184578143
(ii)	(a) Temporary Common Code: (b) Common Code:	025580877 018457814
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are:	Deutsche Bank AG, London Branch Deutsche Bank Luxembourg S.A. Rabo Securities

Signed on behalf of the Issuer:

By:

Duly authorised

Dated 24 May 2006

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)**

as Issuer

and

BARCLAYS BANK PLC

THE ROYAL BANK OF SCOTLAND PLC

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK INTERNATIONAL)**

SUBSCRIPTION AGREEMENT

in respect of

£250,000,000 4.75 per cent. Notes 2006 due 2009 (Series No. 937A, Tranche No 5)

(to be consolidated and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004, £250,000,000 4.75 per cent. Notes 2004 due 2009 issued on 16 September 2004, £400,000,000 4.75 per cent. Notes 2005 due 2009 issued on 18 February 2005 and £125,000,000 4.75 per cent. Notes 2006 due 2009 issued on 3 January 2006)

issued under

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

Linklaters

Ref: JALB/LJD

This Agreement is made on 24 May 2006 **between**:

(1) **COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)** (the "**Issuer**") and

(2) **BARCLAYS BANK PLC, THE ROYAL BANK OF SCOTLAND PLC** and **COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL)** (together, the "**Joint Lead Managers**")

Whereas

(A) The Issuer has entered into an amended and restated distribution agreement dated 11 July 2005 (the "**Distribution Agreement**") with the Dealers and the Arranger named in it in respect of the Euro 60,000,000,000 (subsequently increased on 21 November 2005 to Euro 70,000,000,000) Global Medium-Term Note Programme (the "**Programme**") of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch.

(B) The Issuer proposes to issue £250,000,000 4.75 per cent. Notes 2006 due 2009 (the "**Notes**") (to be consolidated and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004, £250,000,000 4.75 per cent. Notes 2004 due 2009 issued on 16 September 2004, £400,000,000 4.75 per cent. Notes 2005 due 2009 issued on 18 February 2005 and £125,000,000 4.75 per cent. Notes 2006 due 2009 issued on 3 January 2006) and the Joint Lead Managers wish to subscribe such Notes.

It is agreed as follows:

1 Appointment

In accordance with Clause 13.3 of the Distribution Agreement, the Issuer appoints those of the Joint Lead Managers who are not Dealers (the "**New Dealers**") as Dealers under the Distribution Agreement for the purposes of the issue of the Notes only and not for any other Tranche or Series under the Distribution Agreement. Each New Dealer accepts its appointment under the Distribution Agreement and as such each New Dealer is hereby vested with all the authority, rights, powers, duties and obligations of a Dealer under the Distribution Agreement as if each New Dealer had originally been named a Dealer in the Distribution Agreement, as set out in Clause 13.3 thereof. This Agreement shall, in relation to each New Dealer, be deemed to constitute such New Dealer's confirmation and agreement to perform and comply with the duties and obligations assumed by it under the Distribution Agreement on the terms set out in this Agreement.

2 Issue of the Notes

2.1 **Distribution Agreement:** The Notes shall be issued pursuant to Clause 2.2 of the Distribution Agreement and on the terms of Clauses 3, 5 to 10 (but not 9.1), 12, 13.3, 14, 16 and 17 of the Distribution Agreement as modified by this Agreement. Unless otherwise defined in this Agreement, terms defined in the Distribution Agreement shall have the same meaning in this Agreement. References in the Distribution Agreement to "**Notes**", "**Dealers**" and "**Lead Manager**" shall be construed as references to the Notes, the Joint

Lead Managers and the Joint Lead Managers, respectively, for the purposes of this Agreement.

2.2 **The Notes:** The Notes shall be in the form and have the terms set out in Schedule 2 to the Agency Agreement as supplemented by the Final Terms (the "**Final Terms**") dated the date of this Agreement relating to the Notes which the Issuer confirms it has prepared and copies of which it authorises the Joint Lead Managers to distribute in connection with the offering and sale of the Notes.

2.3 **Agreement to Issue**: Subject to the terms and conditions of this Agreement, the Issuer agrees to issue the Notes on 26 May 2006 (the "**Closing Date**") or such later date not being later than 9 June 2006 as the Issuer and the Joint Lead Managers may agree (the "**Issue Date**") to the Joint Lead Managers in accordance with Clause 5. The Notes shall be issued at a price (the "**Issue Price**") equal to 98.882 per cent. of their nominal amount plus accrued interest (the "**Accrued Interest**") from and including 30 September 2005 to but excluding the Issue Date.

2.4 **Publicity:** The Issuer confirms the arrangements made on its behalf by the Joint Lead Managers for announcements in respect of the Notes to be published on such dates and in such newspapers or other publications as it may agree with the Joint Lead Managers.

3 Agreement by the Joint Lead Managers

3.1 **Subscription**: The Joint Lead Managers jointly and severally agree that they shall subscribe the Notes on the Issue Date, all on the terms set out herein.

3.2 **IPMA**: The Joint Lead Managers agree as between themselves that they will be bound by and will comply with the International Primary Market Association Standard Form Agreement Among Managers version 1 (the "**Agreement Among Managers**") and further agree that references in the Agreement Among Managers to the "Lead Manager" shall mean Barclays Bank PLC.

4 Conditions Precedent

Clause 9.2 of the Distribution Agreement shall apply to the issue and subscription of the Notes.

5 Closing

5.1 **Issue of Notes:** At 10:00 a.m. (London time) (or such other time as may be agreed the Joint Lead Managers and the Issuer) on the Issue Date, the Issuer shall issue and deliver to the Joint Lead Managers or their order in such place as they may reasonably require a temporary Global Note representing the Notes duly executed and authenticated.

5.2 **Payment:** The Joint Lead Managers shall pay or cause to be paid to the Issuer the net subscription moneys for the Notes (being the aggregate amount payable for the Notes calculated at the Issue Price plus the Accrued Interest less the commission referred to in Clause 6). Such payment shall be made by the Common Depositary on behalf of the Joint Lead Managers, in sterling in immediately available funds to such sterling account as shall be notified by the Issuer to Barclays Bank PLC, on behalf of the Joint Lead Managers, evidence of such payment taking the form of a confirmation by the Common Depositary that it has made the relevant payment to the Issuer.

6 Commission

The Issuer shall pay to the Joint Lead Managers a combined management, underwriting and selling commission of 0.075 per cent. of the nominal amount of the Notes. Such commission shall be deducted from the subscription moneys by the Joint Lead Managers prior to payment to the Issuer.

7 Expenses

The Issuer and the Joint Lead Managers have made a separate agreement as to the costs and expenses in connection with the issue of the Notes.

8 Communications

The telephone number, fax number, address and designated person of the Joint Lead Managers for the purposes of Clause 14 of the Distribution Agreement are:

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London
E14 4BB

Telephone No:	+44 20 7773 9098
Fax:	+44 20 7773 4876
Attention:	Debt Capital Markets

The Royal Bank of Scotland plc
135 Bishopsgate
London
EC2M 3UR

Telephone No:	+44 20 7085 4154
Fax:	+44 20 7085 1534
Attention:	EMTN Desk

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank International)
Croeselaan 18
3521 CB Utrecht
The Netherlands

Telephone No:	+31 30 216 9495
Fax:	+31 30 291 8733
Attention:	Global Liability Management

9 Selling Restrictions

For the purposes of paragraph 3.1 of Schedule B to the Distribution Agreement, the applicable TEFRA exemption is D Rules.

10 *Governing Law and Jurisdiction*

10.1 Governing law: This Agreement shall be governed by and construed in accordance with the laws of the Netherlands.

10.2 **Jurisdiction:** The competent courts of Amsterdam, the Netherlands are to have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and accordingly any legal action or proceedings arising out of or in connection with this Agreement ("**Proceedings**") may be brought in such courts. These submissions are made for the benefit of each of the parties and shall not affect the right of any of them to take Proceedings in any other court of competent jurisdiction. For the avoidance of doubt, this Clause 10.2 is governed by, and shall be construed in accordance with, the laws of the Netherlands.

11 Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

This Agreement has been entered into on the date stated at the beginning.

The Issuer:

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

By:

The Joint Lead Managers:

BARCLAYS BANK PLC

By:

THE ROYAL BANK OF SCOTLAND PLC

By its duly authorised attorney:

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL)

By its duly authorised attorney:

RECEIVED
2006 JUL 12 A 11:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. *(***Rabobank International Equity Derivatives***)*
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1587A
TRANCHE NO: 1

EUR 50,000,000 Index Linked Redemption Notes 2006 due 26 May 2014

Issue Price: 100.00 per cent.

BNP PARIBAS

The date of these Final Terms is 24 May 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to the increase of the programme limit to Euro 70,000,000,000, dated 21 November 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1587A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 50,000,000
	(ii)	Series:	EUR 50,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	(i)	Issue Date:	26 May 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		26 May 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		Not Applicable
11	Redemption/Payment Basis:		Index Linked Redemption (as set out below)
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable

14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	Not Applicable
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Applicable
	(i) Formula:	Unless previously redeemed or purchased and cancelled by the Issuer, the Final Redemption Amount of each Note shall be determined by the Calculation Agent acting in its sole discretion as follows:

EUR 50,000 + Redemption Premium

Where:

"**Redemption Premium**" means

EUR 50,000 x

$$48.97\% x \sum_{t=1}^{4}\left[MAX\left[0,\frac{Index_t - Index_{t-1}}{Index_{t-1}}\right] + MAX\left[0,\frac{Index_{t-1} - Index_t}{Index_{t-1}}\right]\right]$$

Where:

"**Index** $_t$" means the Closing Level of the Index on Index Valuation Date$_t$.

		"**Index** $_{t-1}$" means the Closing Level of the Index on Index Valuation Date$_{t-1}$.
(ii)	Calculation Agent responsible for calculating the Redemption Amount:	BNP Paribas (the "**Calculation Agent**")
(iii)	Basket:	Not Applicable
(iv)	Index:	the Dow Jones Euro STOXX 50 Index, the official level of which is calculated by the Sponsor and published on the Screen Page
(v)	Valuation Time:	As specified in the Conditions
(vi)	Index Valuation Date:	"**Index Valuation Date$_t$**" means (i) 26 April 2011 (t=1) (ii) 26 April 2012 (t=2) (iii) 26 April 2013 (t=3) and (iv) 26 April 2014 (t=4). "**Index Valuation Date$_{t-1}$**" means the immediately preceding Index Valuation Date, where the date for Index Valuation Date$_0$ is 26 April 2010
(vii)	Exchange:	As specified in the Conditions
(viii)	Related Exchange:	any exchange or quotation system on which futures or options contracts on the Index may be traded
(ix)	Sponsor:	the entity responsible for the calculation and publication of the official level of the Index (currently STOXX Limited) or any successor thereto
(x)	Market Disruption Event:	As described in the Conditions
(xi)	Such other additional terms or provisions as may be required:	"**Closing Level**" means, in respect of any Exchange Business Day (as defined in the Conditions) and the Index, the official level of the Index quoted on the Exchange as calculated and announced by the Sponsor as of the Valuation Time. "**Screen Page**" means Reuters page '.STOXX50E' or any successor page or service which displays such information in respect of the Index.

Correction to Index:

With the exception of any corrections published after the day which is three (3) Exchange Business Days prior to the due date for payment of the Final Redemption Amount, if the level of the Index published on a given day and used or to be used by the Calculation Agent to determine the Final Redemption Amount is subsequently corrected and the correction published by the Sponsor within thirty (30) days of the original publication, the level to be used shall be the level of the Index as so corrected. Corrections published after the day which is three Exchange Business Days prior to the due date for payment of the Final Redemption Amount shall be disregarded by the Calculation Agent for the purposes of determining the Final Redemption Amount.

27	**Early Redemption Amount**		Applicable
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)):	Not Applicable
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		TARGET

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	None
37	If non-syndicated, name and address of Dealer:	BNP Paribas 10 Harewood Avenue London NW1 6AA United Kingdom
38	Additional selling restrictions:	Not Applicable
39	Subscription Period	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying has been extracted from publicly available information released by the Sponsor. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by the Sponsor, no facts have been omitted which would render the reproduced inaccurate or misleading.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,235

2 RATINGS

Rating:	The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets, *Autoriteit Financiële Markten*, ,has provided its equivalent competent authority in Luxembourg, *Commission de Surveillance du Secteur Financier,* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

Not Applicable

6 YIELD (*Fixed Rate Notes Only*) Indication of yield:	Not Applicable

7 HISTORIC INTEREST RATES *(Floating Rate Notes only)*

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING *(Index-Linked Notes only)*

Calculation methodology, details of past performance and other background information in respect of the Index may be obtained from the Sponsor and/or the Screen Page.

None of the Issuer, the Calculation Agent or any Agents accepts responsibility for the calculation, maintenance or publication of the Index or any successor index.

Dow Jones Euro Stoxx 50 Index disclaimer:

STOXX Limited ("STOXX") and Dow Jones & Company ("Dow Jones") have no relationship to the Issuer, other than the licensing of the relevant index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

- sponsor, endorse, sell or promote the Notes;
- recommend that any person invest in the Notes or any other securities;
- have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes;
- have any responsibility or liability for the administration, management or marketing of the Notes; or
- consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the relevant index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes.

Specifically:

STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

- the results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the relevant index and the data included in the relevant index;
- the accuracy or completeness of the relevant index and its data; or
- the merchantability and the fitness for a particular purpose or use of the relevant index and its data;

STOXX and Dow Jones will have no liability for any errors, omissions, or interruptions in the relevant index or its data; and

under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between the issuer and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

9 PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes only)

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING (*Equity-Linked Notes only*)

Not Applicable

11 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0253301708
(ii)	Common Code:	025330170
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are:	BNP Paribas as Calculation Agent

Signed on behalf of the Issuer:

By: ....

Duly authorised

FINAL TERMS

RECEIVED
2006 JUL 12 A 11:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

**SERIES NO: 1438A
TRANCHE NO: 1**

EUR 20,000,000 Callable Range Accrual Notes due 1 September 2015

Issue Price: 100 per cent.

Rabobank International

The date of these Final Terms is 30 May 2006.

These final terms dated 30 May 2006 replace and supercede the Final Terms dated 26 August 2005 with retroactive effect as per the Issue Date.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1438A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Tranche:	EUR 20,000,000
	(ii) Series:	EUR 20,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 10,000
7	Issue Date:	1 September 2005
8	Maturity Date:	1 September 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The Interest Periods shall be from and including 1 March to but excluding 1 June, from and including 1 June to but excluding 1 September, from and including 1 September to but excluding 1 December and from and including 1 December to but excluding 1 March in each year.
	(ii) Specified Interest Payment Dates:	The Specified Interest Payment Dates shall be on 1 March, 1 June, 1 September and 1 December in each year, commencing on and 1 December 2005 and ending on the Maturity Date. Interest is to be payable quarterly in arrear.

	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	As set out in Annex A
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Barclays Bank PLC
	(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
	(ix)	ISDA Determination (Condition 1(a)):	As set out in Annex A
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	1 March and 1 September in each year, commencing on 1 March 2006 and ending on 1 March 2015, subject to adjustment in accordance with the Business Day Convention specified in Item 17(iii) above.
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 10,000 per Note of EUR 10,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable

	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	The Notice Period shall be not less than five (5) TARGET Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 10,000 per Note of EUR 10,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		TARGET

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Rabobank International, Thames Court, One Queenhithe, London EC4V 3RL If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International or Rabobank International Equity Derivatives, Rabobank International or Rabobank International Equity Derivatives (as the case may be) will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International or Rabobank International Equity Derivatives to the subscriber and Rabobank International or Rabobank International Equity Derivatives receives funds from the subscriber on behalf of Rabobank Nederland.
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	
	(i) Numbering and letters	Not Applicable
	(ii) Whether CF-Form Notes will be issued:	No
	(iii) Numbering and letters of CF-Form Notes:	Not Applicable
	(iv) Amsterdam Listing Agent:	Coöperatieve Central Raffeisen-Boerenleenbank B.A. (Rabo Securities)
	(v) Amsterdam Paying Agent:	Coöperatieve Central Raffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Eurolist
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on 1 September 2005
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,625 (which will be borne by the Dealer)

2 Ratings

Rating:	The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's

3 Notification

The Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) has been requested to provide the Capital Market Commission of Greece with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	General corporate purposes
(ii)	Estimated net proceeds	EUR 20,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Details of historic EURIBOR rates can be obtained from Telerate Page 248.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0228612478
(ii)	Common Code:	022861247
(iii)	Fondscode:	
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

Annex A

On each Interest Determination Date, the Calculation Agent shall in its sole and absolute discretion determine the Rate of Interest ("I") to be applied to the relevant Interest Period which shall be calculated in accordance with the following formulae:

(a) in respect of each Interest Period from, and including, the Issue Date to, but excluding, 1 September 2006:

I 3.80 per cent. x X/Y

(b) in respect of each Interest Period from, and including, 1 September 2006 to, but excluding, 1 June 2008:

I Previous Coupon x X/Y

(c) in respect of the Interest Period from, and including, 1 June 2008 to, but excluding, 1 September 2008:

I 3.80 per cent. x X/Y

(d) in respect of each Interest Period from, and including, the 1 September 2008 to, but excluding, 1 September 2015:

I Previous Coupon x X/Y

Where:

"X" means the number of days in the relevant Interest Period on which EUR 3 Month EURIBOR is within the Range, provided that:

(a) the previous Business Day will be taken as the reference for any calendar days that are not Business Days and

(b) the EUR 3 Month EURIBOR as determined on the Interest Determination Date shall be deemed to be applicable for all remaining days of the relevant Interest Period.

"EUR 3 Month EURIBOR" means the rate for deposits in EUR for a period of 3 months as referred to as "EUR-EURIBOR-Telerate" in the 2000 ISDA Definitions.

"Y" means the number of Fixing Days in the Observation Period.

"Interest Determination Date" means the day that is five Business Days prior to each Specified Interest Payment Date.

"Range" means

For the period from and including 1 September 2005 to but excluding 1 March 2006:	0.00 per cent. (inclusive) 2.75 per cent. (inclusive)
For the period from and including 1 March 2006 to but excluding 1 September 2006:	0.00 per cent. (inclusive) 3.60 per cent. (inclusive)
For the period from and including 1 September 2006 to but excluding 1 December 2006:	0.00 per cent. (inclusive) 3.85 per cent. (inclusive)
For the period from and including 1 December 2006 to but excluding 1 March 2007:	0.00 per cent. (inclusive) 4.10 per cent. (inclusive)
For the period from and including 1 March 2007 to but excluding 1 June 2007:	0.00 per cent. (inclusive) 4.35 per cent. (inclusive)
For the period from and including 1 June 2007 to but excluding 1 September 2007:	0.00 per cent. (inclusive) 4.55 per cent. (inclusive)

For the period from and including 1 September 2007 to but excluding 1 December 2007:	0.00 per cent. (inclusive) – 4.70 per cent. (inclusive)
For the period from and including 1 December 2007 to but excluding 1 March 2008:	0.00 per cent. (inclusive) – 4.85 per cent. (inclusive)
For the period from and including 1 March 2008 to but excluding 1 June 2008:	0.00 per cent. (inclusive) – 5.00 per cent. (inclusive)
For the period from and including 1 June 2007 to but excluding 1 September 2007:	0.00 per cent. (inclusive) – 4.55 per cent. (inclusive)
For the period from and including 1 September 2007 to but excluding 1 December 2007:	0.00 per cent. (inclusive) – 4.70 per cent. (inclusive)
For the period from and including 1 December 2007 to but excluding 1 March 2008:	0.00 per cent. (inclusive) – 4.85 per cent. (inclusive)
For the period from and including 1 March 2008 to but excluding 1 June 2008:	0.00 per cent. (inclusive) – 5.00 per cent. (inclusive)
For the period from and including 1 June 2008 to but excluding 1 September 2008:	0.00 per cent. (inclusive) – 5.10 per cent. (inclusive)
For the period from and including 1 September 2008 to but excluding 1 December 2008:	0.00 per cent. (inclusive) – 5.20 per cent. (inclusive)
For the period from and including 1 December 2008 to but excluding 1 March 2009:	0.00 per cent. (inclusive) – 5.30 per cent. (inclusive)
For the period from and including 1 March 2009 to but excluding 1 June 2009:	0.00 per cent. (inclusive) – 5.40 per cent. (inclusive)
For the period from and including 1 June 2009 to but excluding 1 September 2009:	0.00 per cent. (inclusive) – 5.50 per cent. (inclusive)
For the period from and including 1 September 2009 to but excluding 1 December 2009:	0.00 per cent. (inclusive) – 5.60 per cent. (inclusive)
For the period from and including 1 December 2009 to but excluding 1 June 2010:	0.00 per cent. (inclusive) – 5.70 per cent. (inclusive)
For the period from and including 1 June 2010 to but excluding 1 December 2010:	0.00 per cent. (inclusive) – 5.80 per cent. (inclusive)
For the period from and including 1 December 2010 to but excluding 1 June 2011:	0.00 per cent. (inclusive) – 5.90 per cent. (inclusive)
For the period from and including 1 June 2011 to but excluding 1 December 2011:	0.00 per cent. (inclusive) – 6.00 per cent. (inclusive)
For the period from and including 1 December 2011 to but excluding 1 June 2012:	0.00 per cent. (inclusive) – 6.10 per cent. (inclusive)
For the period from and including 1 June 2012 to but excluding 1 December 2012:	0.00 per cent. (inclusive) – 6.20 per cent. (inclusive)
For the period from and including 1 December 2012 to but excluding 1 June 2013:	0.00 per cent. (inclusive) – 6.30 per cent. (inclusive)
For the period from and including 1 June 2013 to but excluding 1 June 2014:	0.00 per cent. (inclusive) – 6.50 per cent. (inclusive)
For the period from and including 1 June 2014 to but excluding 1 June 2015:	0.00 per cent. (inclusive) – 6.75 per cent. (inclusive)
For the period from and including 1 June 2015 to but excluding the Maturity Date:	0.00 per cent. (inclusive) – 7.00 per cent. (inclusive)

"Observation Period" means the period from and including the first day of each Interest Period to and including the last day of each Interest Period.

"Previous Coupon" means, in respect of an Interest Period, I for the preceding Interest Period as determined by the Calculation Agent.

FINAL TERMS

RECEIVED
2006 JUL 12 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1457A
TRANCHE NO: 1

EUR 20,000,000 Callable Range Accrual Notes 2005 due 22 September 2015

Issue Price: 100.00 per cent.

Rabobank International

The date of these Final Terms is 30 May 2006.

These Final Terms dated 30 May 2006, replace and supersede the Final Terms dated 20 September 2005 with retroactive effect as per the Issue Date.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July 2005 as supplemented on September 8, 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1457A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		*Euro* ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 20,000,000
	(ii)	Series:	EUR 20,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 10,000
7	Issue Date:		22 September 2005
8	Maturity Date:		22 September 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	*Interest Basis:*		Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Issuer Call (further particulars specified below)
14	Status of the Notes:		Senior
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The Interest Periods shall be from and including 22 March to but excluding 22 June, from and including 22 June to but excluding 22 September, from and including 22 September to but excluding 22 December and from and including 22 December to but excluding 22 March in each year.

	(ii)	Specified Interest Payment Dates:	The Specified Interest Payment Dates shall be on 22 March, 22 June, 22 September and 22 December in each year, commencing on and 22 December 2005 and ending on the Maturity Date. Interest is to be payable quarterly in arrear.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	As set out in Annex A
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Barclays Bank PLC
	(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
	(ix)	ISDA Determination (Condition 1(a)):	As set out in Annex A
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	22 March and 22 September in each year, commencing on 22 March 2006 and ending on 22 March 2015

	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 10,000 per Note of EUR 10,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	The Notice Period shall be not less than five (5) TARGET Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 10,000 per Note of EUR 10,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment."
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Rabobank International, Thames Court, One Queenhithe, London, EC4V 3RL If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International or Rabobank International Equity Derivatives,

		Rabobank International or Rabobank International Equity Derivatives (as the case may be) will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International or Rabobank International Equity Derivatives to the subscriber and Rabobank International or Rabobank International Equity Derivatives receives funds from the subscriber on behalf of Rabobank Nederland.
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	
	(i) Numbering and letters	Not Applicable
	(ii) Whether CF-Form Notes will be issued:	No
	(iii) Numbering and letters of CF-Form Notes:	Not Applicable
	(iv) Amsterdam Listing Agent:	Coöperatieve Central Raffeisen-Boerenleenbank B.A. (Rabo Securities)
	(v) Amsterdam Paying Agent:	Coöperatieve Central Raffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Eurolist
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on 22 September 2005
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,625 (which will be borne by the Dealer)

2 Ratings

Rating:	The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the Capital Market Commission of Greece with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	General corporate purposes
(ii)	Estimated net proceeds	EUR 20,000,000
(iii)	Estimated total expenses:	EUR 2,100,000

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Details of historic EURIBOR rates can be obtained from Telerate Page 248.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11	**Operational information**		
(i)	ISIN Code:		XS0230470048
(ii)	Common Code:		023047004
(iii)	*Fondscode:*		15551
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant *number(s)*:		Not Applicable
	(i)	The Depository Trust Company	
(v)	Delivery:		Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):		Not Applicable

Signed on behalf of the Issuer:

By: ____________________

Duly authorised

Annex A

On each Interest Determination Date, the Calculation Agent shall in its sole and absolute discretion determine the Rate of Interest ("I") to be applied to the relevant Interest Period which shall be calculated in accordance with the following formulae:

(a) in respect of each Interest Period from, and including, the Issue Date to, but excluding, 22 June 2006:

I 3.45 per cent. x X/Y

(b) in respect of the Interest Period from, and including, 22 June 2006 to, but excluding, 22 September 2006:

I 3.55 per cent. x X/Y

(c) in respect of each Interest Period from, and including, 22 September 2006 to, but excluding, 22 June 2008:

I Previous Coupon x X/Y

(d) in respect of the Interest Period from, and including, 22 June 2008 to, but excluding, 22 September 2008:

I 3.55 per cent. x X/Y

(e) in respect of each Interest Period from, and including, the 22 September 2008 to, but excluding, 22 September 2015:

I Previous Coupon x X/Y

Where:

"X" means the number of days in the relevant Interest Period on which EUR 3 Month EURIBOR is within the Range, provided that:

(a) the previous Business Day will be taken as the reference for any calendar days that are not Business Days and

(b) the EUR 3 Month EURIBOR as determined on the Interest Determination Date shall be deemed to be applicable for all remaining days of the relevant Interest Period.

"EUR 3 Month EURIBOR" means the rate for deposits in EUR for a period of 3 months as referred to as "EUR-EURIBOR-Telerate" in the 2000 ISDA Definitions.

"Y" means the number of calendar days in the Interest Period

"Interest Determination Date" means the day that is five Business Days prior to each Specified Interest Payment Date.

"Range" means

For the period from and including 22 September 2005 to but excluding 22 March 2006:	0.00 per cent. (inclusive) 2.75 per cent. (inclusive)
For the period from and including 22 March 2006 to but excluding 22 September 2006:	0.00 per cent. (inclusive) 3.60 per cent. (inclusive)
For the period from and including 22 September 2006 to but excluding 22 December	0.00 per cent. (inclusive) 3.85 per cent. (inclusive)

September 2006:	
For the period from and including 22 December 2006 to but excluding 22 March 2007:	0.00 per cent. (inclusive) – 4.10 per cent. (inclusive)
For the period from and including 22 March 2007 to but excluding 22 June 2007:	0.00 per cent. (inclusive) – 4.35 per cent. (inclusive)
For the period from and including 22 June 2007 to but excluding 22 September 2007:	0.00 per cent. (inclusive) – 4.55 per cent. (inclusive)
For the period from and including 22 September 2007 to but excluding 22 December 2007:	0.00 per cent. (inclusive) – 4.70 per cent. (inclusive)
For the period from and including 22 December 2007 to but excluding 22 March 2008:	0.00 per cent. (inclusive) – 4.85 per cent. (inclusive)
For the period from and including 22 March 2008 to but excluding 22 June 2008:	0.00 per cent. (inclusive) – 5.00 per cent. (inclusive)
For the period from and including 22 June 2008 to but excluding 22 September 2008:	0.00 per cent. (inclusive) – 5.10 per cent. (inclusive)
For the period from and including 22 September 2008 to but excluding 22 December 2008:	0.00 per cent. (inclusive) – 5.20 per cent. (inclusive)
For the period from and including 22 December 2008 to but excluding 22 March 2009:	0.00 per cent. (inclusive) – 5.30 per cent. (inclusive)
For the period from and including 22 March 2009 to but excluding 22 June 2009:	0.00 per cent. (inclusive) – 5.40 per cent. (inclusive)
For the period from and including 22 June 2009 to but excluding 22 September 2009:	0.00 per cent. (inclusive) – 5.50 per cent. (inclusive)
For the period from and including 22 September 2009 to but excluding 22 December 2009:	0.00 per cent. (inclusive) – 5.60 per cent. (inclusive)
For the period from and including 22 December 2009 to but excluding 22 June 2010:	0.00 per cent. (inclusive) – 5.70 per cent. (inclusive)
For the period from and including 22 June 2010 to but excluding the Maturity Date:	0.00 per cent. (inclusive) – 5.80 per cent. (inclusive)

"**Observation Period**" means the period from and including the first day of each Interest Period to and including the last day of each Interest Period.

"**Previous Coupon**" means, in respect of an Interest Period, I for the preceding Interest Period as determined by the Calculation Agent.

RECEIVED
2006 JUL 12 A 11:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland)

Utrecht, The Netherlands

2.875% Bonds 2006–2014

– with reopening clause –

The outstanding long-term debt is rated "AAA" by Standard & Poor's Rating Group and "Aaa" by by Moody's.

Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., Croeselaan 18, P.O. Box 17100 3500 HG Utrecht, The Netherlands
Issue Price:	The Syndicate Banks named below have purchased the Bonds at the price of 101.01% (before commissions).
Placement Price:	According to demand
Form and Delivery:	The Bonds will be represented by a permanent global certificate. Holders of Bonds do not have the right to request the printing and delivery of definitive Bonds.
Denomination:	CHF 5,000 nominal and multiples thereof
Payment Date:	13 June 2006
Maturity Date:	13 June 2014
Early Redemption:	For tax reasons only, anytime at par following a notice period according to the terms and conditions of the Bonds.
Reopening:	Rabobank Nederland reserves the right to reopen this issue of Bonds according to the terms and conditions of the Bonds.
Assurances:	Pari passu clause, negative pledge clause, cross default clause
Listing:	The listing of the Bonds on the main segment of the SWX Swiss Exchange will be applied for. The Bonds have provisionally been admitted to trading as of 9 June 2006.
Law and Jurisdiction:	The Bonds and all contractual documentation are governed by and shall be construed in accordance with Swiss law. Place of jurisdiction will be the courts of Zurich 1.
Selling Restrictions:	United States of America and U.S. Persons, United Kingdom, European Economic Area, Italy

Credit Suisse

Bayerische Hypo- und Vereinsbank AG, Zurich Branch

Bank Sarasin & Co. Ltd

ABN AMRO Bank N.V., Zurich Branch, Bank Julius Baer & Co. Ltd., Bank Vontobel AG, BNP PARIBAS (SUISSE) SA, Cantonalbanks of Switzerland, Lombard Odier Darier Hentsch & Cie, Pictet & Cie, Rued, Blass & Cie AG, Schweizer Verband der Raiffeisenbanken, UBS Investment Bank, Zürcher Kantonalbank

---

Swiss Security Number: 2554918 ISIN: CH0025549186 Common Code: 025444809

Prospectus dated 9 June 2006

Sales Restrictions

A) United States of America / U. S. persons

1. The Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States of America (the "United States") or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from or not subject to the registration requirements of the Securities Act.

   The Syndicate Banks have not offered or sold the Bonds, and will not offer or sell the Bonds (i) as part of their distribution at any time or (ii) otherwise until 23 July 2006, except in accordance with Rule 903 of Regulation S under the Securities Act.

   Accordingly, neither the Syndicate Banks and their affiliates nor any persons acting on their behalf have engaged or will engage in any selling activities directed towards the United States with respect to the Bonds, and they have complied and will comply with the offering restrictions requirement of Regulation S. The Syndicate Banks agree that, at or prior to confirmation of any sale of Bonds, they will have sent to each distributor, dealer or person receiving a selling commission, fee or other remuneration that purchases Bonds from them during the Restricted Period (as defined below), a notice substantially to the following effect:

   "The Bonds covered hereby have not been registered under the U. S. Securities Act of 1933 as amended (the 'Securities Act') and may not be offered or sold within the United States of America or to, or for the account or benefit of, U. S. persons (i) as part of their distribution at any time or (ii) otherwise until 23 July 2006, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meanings given to them by Regulation S."

   Terms used in this paragraph 1 have the meanings given to them by Regulation S under the Securities Act.

2. The Syndicate Banks represent and agrees that it has not entered and will not enter into any contractual arrangement with respect to the distribution or delivery of the Bonds except with its affiliates or with the prior written consent of the Issuer.

3. In addition,

   (1) except to the extent permitted under U.S. Treas. Reg. § 1.163-5(c)(2)(i)(D) (the "D Rules"),

   a) the Syndicate Banks represent and agrees that it has not offered or sold and during the Restricted Period will not offer or sell Bonds to a person who is within the United States or its possessions or to a United States person, and that it will use reasonable efforts to sell the Bonds in Switzerland, and

   b) the Syndicate Banks represent and agrees that it has not delivered and will not deliver within the United States or its possessions Bonds that are sold during the Restricted Period;

   (2) the Syndicate Banks represent and agrees that it has and throughout the Restricted Period will have in effect procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling Bonds are aware that Bonds may not be offered or sold during the Restricted Period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules;

   (3) if the Syndicate Banks are a U.S. person, they represents that they are acquiring Bonds in bearer form for the purposes of resale in connection with the original issuance of Bonds and if they retain Bonds in bearer form for their own account, it will only do so in accordance with the requirements of U.S. Treas. Reg. §1.163-5(c)(2)(i)(D)(6); and

   (4) with respect to each affiliate that acquires from the Syndicate Banks Bonds for the purpose of offering or selling Bonds during the Restricted Period, the Syndicate Banks repeat and confirm the representations and agreements contained in clauses (1), (2) and (3) on its behalf.

Terms used in this paragraph 3 have the meaning given to them by the U. S. Internal Revenue Code and regulations thereunder, including the D Rules.

The "Restricted Period" means that period expiring on 23 July 2006, except that any offer or sale of Bonds by the Syndicate Banks shall be deemed to be during the Restricted Period if the Syndicate Banks hold Bonds as part of an unsold allotment.

B) United Kingdom

Each of the Syndicate Banks represents, warrants and agrees that:

(a) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the "FSMA") with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom; and

(b) it has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Company.

C) Italy

The offering of the Bonds has not been cleared by CONSOB (the Italian Securities Exchange Commission) or the Bank of Italy pursuant to Italian securities legislation and, accordingly, no Bonds may be offered, sold or delivered, nor may copies of the Offering Circular or of any other document relating to the Bonds be distributed in the Republic of Italy, except:

(a) to professional investors (*operatori qualificati*), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July 1998, as amended; or

(b) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998 (the Financial Services Act) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Any offer, sale or delivery of the Bonds or distribution of copies of the Offering Circular or any other document relating to the Bonds in the Republic of Italy under paragraph (a) or (b) above must be:

(i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of 1 September 1993 (the Banking Act); and

(ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics; and

(iii) in compliance with any other applicable laws and regulations.

D) European Economic Area[1]

The Syndicate Banks have represented and agreed that it has not offered and will not offer any Bonds to persons in any Member State of the European Economic Area, except that it may offer Bonds in any Member State:

a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities; or

b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual net turnover of more than € 50,000,000, all as shown in its last annual or consolidated accounts; or

c) in any circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression "offer" in relation to any Bonds in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Bonds to be offered so as to enable an investor to decide to purchase or subscribe the Bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State.

---

1) In each EEA member state additional local selling restrictions might apply which must be complied with. No registration of securities offered nor a publication of a prospectus outside of Switzerland is intended.

E) General

The Bonds are only to be offered or sold by the Syndicate Banks and any offering material or other communication relating to the distribution of the Bonds is only to be distributed as far as such offer or sale or such distribution is consistent with the applicable law of any territory, jurisdiction and, without limitation, the selling restrictions set out above.

Table of Contents

Taxation

General

The following summary describes the principal Dutch tax consequences of the acquisition, holding, redemption and disposal of Bonds, which term, for the purpose of this summary includes Coupons, Receipts and Talons. This summary does not purport to be a comprehensive description of all Dutch tax considerations that may be relevant to a decision to acquire, to hold, and to dispose of the Bonds. Each prospective Bondholder should consult a professional adviser with respect to the tax consequences of an investment in the Bonds. The discussion of certain Dutch taxes set forth below is included for general information purposes only.

This summary is based on the Dutch tax legislation, published case law, treaties, rules, regulations and similar documentation, in force as of the date of Prospectus, without prejudice to any amendments introduced at a later date and implemented with retroactive effect.

Withholding Tax

No Dutch withholding tax is due upon payments on the Bonds, provided that the Bonds do not in fact have the function of equity of the Issuer within the meaning of Article 10(1)(d) of the Corporate Income Tax Act 1969.

Corporate Income Tax and Individual Income Tax

Residents of the Netherlands

If the Bondholder is resident or deemed to be resident of the Netherlands, subject to Dutch corporate income tax and the Bonds are attributable to its (deemed) business in the Netherlands, income derived from the Bonds and gains realised upon the redemption and disposal of the Bonds are generally taxable in the Netherlands.

If the Bondholder is an individual and resident or deemed to be resident of the Netherlands for Dutch tax purposes (including the individual Bondholder who has opted to be taxed as a resident of the Netherlands), the income derived from the Bonds and the gains realised upon the redemption and disposal of the Bonds are taxable at the progressive rates of the Income Tax Act 2001, if:

(i) the Bondholder has an enterprise or an interest in an enterprise, to which enterprise the Bonds are attributable; or

(ii) such income or gains qualify as "income from miscellaneous activities" (resultaat uit overige werkzaamheden) within the meaning of Section 3.4 of the Income Tax Act 2001, which include activities with respect to the Bonds that exceed "regular, active portfolio management" (normaal, actief vermogensbeheer).

If neither condition (i) nor condition (ii) applies to the individual Bondholder, the actual income derived from the Bonds and the actual gains realised upon the redemption and disposal of the Bonds will not be taxable. Instead, such Bondholder will be taxed at a flat rate of 30% on deemed income from "savings and investments" (sparen en beleggen) within the meaning of Section 5.1 of the Income Tax Act 2001. This deemed income amounts to 4% of the average of the individual's "yield basis" (rendementsgrondslag) within the meaning of article 5.3 of the Income Tax Act 2001 at the beginning of the calendar year and the individual's yield basis at the end of the calendar year, insofar the average exceeds a certain threshold. The fair market value of the Bonds will be included in the individual's yield basis.

Non-residents of the Netherlands

A Bondholder that is not a resident nor deemed to be a resident of the Netherlands for Dutch tax purposes (nor, if he or she is an individual, has opted to be taxed as a resident of the Netherlands) is not taxable in respect of income derived from the Bonds and gains realised upon the redemption and disposal of the Bonds, unless:

(i) the Bondholder has an enterprise or an interest in an enterprise, that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which Dutch permanent establishment or permanent representative the Bonds are attributable, or

(ii) the Bondholder is an individual and such income or gains qualify as "income from miscellaneous activities" (resultaat uit overige werkzaamheden) in the Netherlands within the meaning of Section 3.4 of the Income Tax Act 2001, which include activities in the Netherlands with respect to the Bonds that exceed "regular, active portfolio management" (normaal, actief vermogensbeheer).

Gift and Inheritance Taxes

Residents of the Netherlands

Generally, gift and inheritance taxes will be due in the Netherlands in respect of the acquisition of the Bonds by way of a gift by, or on the death of, a Bondholder who is a resident or deemed to be a resident of the Netherlands for the purposes of Dutch gift and inheritance tax at the time of the gift or his or her death.

An individual of the Dutch nationality is deemed to be a resident of the Netherlands for the purposes of the Dutch gift and inheritance tax, if he or she has been resident in the Netherlands during the ten years preceding the gift or his or her death. An individual of any other nationality is deemed to be a resident of the Netherlands for the purposes of the Dutch gift tax only if he or she has been resident in the Netherlands at any time during the twelve months preceding the time of the gift..

Non-residents of the Netherlands

No gift or inheritance taxes will arise in the Netherlands in respect of the acquisition of the Bonds by way of gift by, or as a result of the death of, a Bondholder who is neither a resident nor deemed to be a resident of the Netherlands for the purposes of the Dutch gift and inheritance tax, unless:

(i) such Bondholder at the time of the gift has or at the time of his or her death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which Dutch permanent establishment or permanent representative the Bonds are or were attributable; or

(ii) the Bonds are or were attributable to the assets of an enterprise that is effectively managed in the Netherlands and the donor is or the deceased was entitled to a share in the profits of that enterprise, at the time of the gift or at the time of his or her death, other than by way of securities or through an employment contract; or

(iii) in the case of a gift of the Bonds by an individual who at the date of the gift was neither a resident nor deemed to be a resident of the Netherlands, such individual dies within 180 days after the date of the gift, while at the time of his or her death, being a resident or deemed to be a resident of the Netherlands.

Treaties

Treaties may limit the Dutch sovereignty to levy gift and inheritance tax.

Other Taxes and Duties

No Dutch VAT, capital duty, registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty, will be due in the Netherlands by a Bondholder in respect of or in connection with the subscription, issue, placement, allotment or delivery of the Bonds.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required, from July 1, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect to switch to the provision of details), to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

Residency

A Bondholder will not become a resident, or a deemed resident, of the Netherlands for tax purposes by reason only of the Bondholder's acquisition (by way of Issue or transfer to it), holding or enforcement, of the Bonds.

Notice to Investors

This Prospectus contains particulars for the purpose of giving information with regard to Coöperatieve Centrale Raiffeisen-Boerenleenbank B. A. (Rabobank Nederland) (the "Issuer" or "Rabobank Nederland") and this Swiss franc bond issue of 2.875 % Bonds 2006–2014 of CHF 500,000,000 (the "Bonds").

The financial institutions involved in the issuance and offering of these Notes are banks, which directly or indirectly have participated, or may participate, in financing transactions and/or other banking business with the Issuer, which are not disclosed herein.

Authorization

Pursuant to a resolution of the appropriate internal body of Rabobank Nederland of 8 May 2006 and a Bond Purchase and Paying Agency Agreement dated 8 June 2006 among the Issuer and Credit Suisse, Bayerische Hypo- und Vereinsbank AG, Zurich, Bank Sarasin & Co. Ltd and the other Syndicate Banks listed on the front page hereof, the Issuer has decided to issue the 2.875% Bonds 2006-2014, due on 13 June 2014 of CHF 500,000,000.

Net Proceeds

The net proceeds of the issue of the Bonds, being the amount of CHF 499,925,000.00 will be used by the Issuer for general corporate purposes. None of the Syndicate Banks shall not have any responsibility for or be obliged to concern itself with the application of the net proceeds of the Bonds.

Representative

In accordance with Article 50 of the Listing Rules of the SWX Swiss Exchange Credit Suisse has been appointed by the Issuer as representative to lodge the listing application with the Admission Board of the SWX Swiss Exchange.

No material change

Except as disclosed herein, there has been no material change, nor any event involving a prospective material adverse change, in the assets and liabilities, financial position of prospects of the Issuer since 31 December 2005.

Litigation

Neither the Issuer nor any of its subsidiaries is or has been involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Issuer is aware), which may have a significant effect on the financial position of the Issuer and its subsidiaries taken as a whole.

Responsibility

The Issuer accepts responsibility for all information contained in this Prospectus and has taken all reasonable care to ensure that the facts stated herein are true and accurate in all material respects and that there are no other material facts the omission of which would make misleading any statement herein whether of fact or opinion.

Utrecht, 9 June 2006

Rabobank Nederland

Terms of the Bonds

The Terms of the CHF 500,000,000 2.875% Bonds 2006 – 2014 issued by Coöperatieve Centrale Raiffeisen – Boerenleenbank B.A. (Rabobank Nederland) (the "Issuer") are as follows:

1. Denomination, Form and Reopening

The Bonds are issued in denominations of CHF 5,000 and multiples thereof. The Bonds entitle the holder thereof to payment of interest and repayment of the Bonds. For the purpose of the interest the Bonds are furnished with annual interest coupons (hereinafter called the "Coupons").

The Bonds and all rights connected therewith are in bearer form and are represented by a Permanent Global Certificate (the "Global Permanent Certificate"). Each Holder retains a quotal co-ownership interest (Miteigentumsanteil) in the Permanent Global Certificate to the extent of his claim against the Issuer. The Permanent Global Certificate will be deposited by Credit Suisse with SIS SEGAINTERSETTLE AG, in Olten, Switzerland ("SIS") or any other securities clearing system (the "Depositories"), approved by the SWX Swiss Exchange ("SWX") until final redemption or printing of the Bonds.

Holders do not have the right to demand the printing of definitive Bonds and Coupons. If Credit Suisse deems the printing of definitive Bonds to be necessary or if, under Swiss or foreign law, the enforcement of obligations of the Issuer can only be ensured by means of definitive Coupons, e.g., in the case of bankruptcy, relief of debtors or reorganization of the Issuer, Credit Suisse shall provide, without any costs to Bondholders, for the printing and delivery of definitive Bonds and Coupons.

The Issuer reserves the right to reopen this issue without the consent of the Bondholders by the issue of additional Bonds which will be fungible with the Bonds (i.e., identical especially in respect of the Terms of the Bonds, security number, final maturity and interest rate). The term "Bonds" shall, in the case of such issue, also comprise such additionally issued Bonds.

2. Interest

The Bonds bear interest from 13 June 2006 to 13 June 2014 at the rate of 2.875% per annum, payable annually in arrears on 13 June of each year (the "Interest Payment Date"). For this purpose, each Bond is furnished with annual Coupons, the first of which will become due and payable on 13 June 2007.

Interest is computed on the basis of twelve 30-day months of a 360-day year.

Bonds repaid (as per Subsection 3.1) or redeemed (as per Subsection 3.2) shall cease to carry interest from the beginning of the day on which they become due for redemption or repayment.

If an Interest Payment Date (other than the Maturity Date as defined in Section 3 below) would otherwise be a day that is not a Business Day (as defined below), such Interest Payment Date will be the next succeeding day that is a Business Day. If the Maturity Date falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and no interest shall accrue for the period from and after such Maturity Date.

"Business Day" means any day (1) on which SIS is open for business, and (2) on which commercial banks are open for domestic business and foreign exchange (including dealings in Swiss francs) during the entire day in Zurich, Switzerland.

3. Redemption, Repurchase and Cancellation

3.1 Final Repayment

Unless previously redeemed (as per Subsection 3.2) the Issuer shall repay all outstanding Bonds at 100 % of their principal amount (hereinafter called "Final Redemption Value") without further notice on 13 June 2014 (the "Maturity Date").

3.2 Redemption for Tax Reasons

The Bonds may be redeemed for tax reasons prior to the Maturity Date as provided in Section 6 hereof.

3.3 Purchase and Cancellation

The Issuer and any of its subsidiaries may at any time purchase Bonds, in the open market or otherwise. Any purchase shall be made in accordance with applicable laws or regulations, including (without limitation) applica-

ble stock exchange regulations. The Bonds so purchased, while held by or on behalf of the Issuer or any of its subsidiaries, shall not entitle their Holder to vote at any meetings of the Bondholders and shall not be deemed to be outstanding for the purposes of calculating quorums at meetings of the Bondholders pursuant to Section 17.

Any Bonds purchased by the Issuer or any of its subsidiaries may be held, resold or surrendered to Credit Suisse for cancellation.

4. Transfer of Funds by the Issuer

The amounts required for the servicing of the Bonds or Coupons will be made available in good time for each due date in Swiss francs which will be placed at the free disposal of Credit Suisse, as Principal Paying Agent, on behalf of the Bondholders and/or Couponholders.

The Issuer shall pay without costs for the Bondholders and Couponholders, under all circumstances and notwithstanding any future transfer restrictions, irrespective of nationality or domicile of the Bondholders or Couponholders and without requiring any affidavit or the fulfillment of any other formality, except as required by law, any sums due pursuant to the Terms of the Bonds in freely disposable Swiss francs, outside of any bilateral or multilateral payment or clearing agreement which may exist on the due dates between the Netherlands and Switzerland, to Credit Suisse which shall act for this purpose as representative of the Bondholders and Couponholders.

The receipt by Credit Suisse of the funds from the Issuer shall release the Issuer from its obligations under the Bonds and Coupons for the payment of interest and principal plus premium, if any, to the extent of receipt of such payment. Upon receipt of the funds and under the same conditions as received, Credit Suisse will arrange payment to the Bondholders and Couponholders.

5. Payments of Funds to the Bondholders and Couponholders

Interest and principal will be paid against surrender of the Bonds and Coupons, as the case may be, in the lawful money of the Confederation of Switzerland without any charges at all offices in Switzerland of any of the following banks (the "Paying Agents"):

Credit Suisse

Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, Zurich Branch
Bank Sarasin & Co. Ltd
Schweizer Verband der Raiffeisenbanken
ABN AMRO Bank N.V., Amsterdam, Zurich Branch
Cantonalbanks of Switzerland
UBS AG
Zürcher Kantonalbank
Bank Julius Baer & Co. Ltd.
Bank Vontobel
BNP PARIBAS (SUISSE) SA
Lombard Odier Darier Hentsch & Cie
Pictet & Cie
Rüd, Blass & Cie AG

If printed, definitive Bonds must be presented and surrendered for payment at one of the above offices with all unmatured Coupons attached, if any. The total value of missing Coupons shall be deducted from the principal amount of the Bonds payable, but such Coupons shall be paid on presentation until such time as they become time-barred by virtue of the Statute of Limitations in accordance with Swiss law.

If, at any time during the life of the Bonds, Credit Suisse shall resign or become incapable of acting as Principal Paying Agent or shall be adjudged bankrupt or insolvent, Credit Suisse may be substituted as Principal Paying Agent by a duly licensed major Swiss bank or Swiss branch of a major foreign bank chosen by the Issuer. In the event of any replacement of Credit suisse as Principal Paying Agent, all references to Credit Suisse shall be deemed to refer to such replacement. Notice of appointment of any substitute Principal Paying Agent shall be published in accordance with Section 14 of the Terms of the Bonds.

If the due date of any amount of principal or interest of any Bond or Coupon to be physically surrendered or presented for payment is not a Business Day (as defined in Section 2) in the place where the relevant Bond or Coupon, as the case may be, is physically surrendered or presented then the holder of such Bond or Coupon who physically surrenders or

presents the Bond or Coupon on the next following Business Day in such place will not be entitled to any further interest or other payment in respect of any such delay.

6. Taxation

6.1 Payment of Additional Amounts

All payments of principal and interest on the Bonds by the Issuer to the Principal Paying Agent will be made without deduction or withholding for or on account of any present or future taxes, duties or governmental charges of any nature whatsoever imposed, levied or collected by or in or on behalf ot the Netherlands or by or on behalf of any political subdivision or authority therein having power to tax (hereinafter together called ("Withholding Taxes"), unless such deduction or withholding is required by law.

In the event that any Withholding Taxes on any such payments to the Principal Paying Agent must be withheld at source by the Issuer, the Issuer shall pay such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts received by the Bondholders after such deduction or withholding shall equal the respective amounts of principal and interest which would have been receivable in respect of the relevant Bonds and/or Coupons in the absence of such deduction or withholding. No such Additional Amounts shall, however, be payable on account of any taxes, duties or governmental charges which:

a) are payable otherwise than by deduction or withholding from payments of principal or interest under these Terms of the Bonds; or

b) are payable by reason of the Bondholder having, or having had, some personal or business connection with the Netherlands and not merely by reason of the holding of the Bond or Coupon; or

c) are payable by reason of a change in law that becomes effective more than 30 days after the relevant payment of principal or interest becomes due, or is duly provided for and notice thereof is published in accordance with Section 14, whichever occurs later; or

d) no such additional amounts are payable where such deduction or withholding is imposed on a payment to an individual and is required to be made pursuant to the Council Directive on taxation of savings income in the form of interest payments or the equivalent measures that Switzerland and/or Liechtenstein have agreed upon their negotiations with the EU Council because of this Directive or any law implementing or complying with, or introduced in order to conform to that Directive.

6.2 Early Redemption for Tax Reasons

If, as a result of any change in, or amendment to, the laws or regulations prevailing in the Netherlands, which change or amendment becomes effective on or after 13 June 2006, or as a result of any application or official interpretation of such laws or regulations not generally known before that date, Withholding Taxes are or will be liable on payments by the Issuer to the Principal Paying Agent of principal or interest in respect of the Bonds which cannot be avoided and, by reason of the obligation to pay Additional Amounts as provided in paragraph 1 hereof, such Withholding Taxes are to be borne by the Issuer, the Issuer may redeem the Bonds in whole, but not in part, at any time, on giving not less than 60 days notice, at the Final Redemption Value, together with interest accrued to the date fixed for redemption. No such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to withhold or pay Withholding Taxes were a payment in respect of the Bonds or Coupons then made.

Any such notice shall be given by publication in accordance with Section 14. It shall be irrevocable, must specify the date fixed for redemption and must set forth a statement in summary form of the facts constituting the basis for the right of the Issuer so to redeem.

7. Status and Negative Pledge Clause

7.1 Status

The Bonds constitute unsecured and unsubordinated obligations of the Issuer ranking pari passu among themselves and with all other present or future unsecured and unsubordinated obligations of the Issuer, save for those preferred by mandatory provisions of law.

7.2 Negative Pledge Clause

So long as any of the Bonds remain outstanding, the Issuer undertakes not to secure any of its other indebtedness, whether present or future, which is both (a) represented by bonds, notes or other securities which have an initial life exceeding two years and which are for the time being, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange or over-the-counter or other similar securities market and (b) not Domestic Indebtedness.

In this Condition 7.2, "Domestic Indebtedness" means the indebtedness as referred to under (a) above of the Issuer which is denominated or payable (at the option of any party) in euro unless 50 per cent. or more thereof in aggregate principal amount is initially offered or sold outside the Netherlands.

8. Events of Default

Credit Suisse has the right but not the obligation, on behalf of the Bondholders, to declare all the outstanding Bonds, plus accrued interest to the date of such payment, to be immediately repayable at their par value in case of:

a) non-payment of the principal of any of the Bonds as and when the same shall become due and payable and such default continues for a period of 30 days; or

b) non-payment of interest on or additional amounts payable under Section 6 on any of the Bonds as and when the same become due and payable and such default continues for a period of 30 days; or

c) failure on the part of the Issuer duly to observe or perform any other covenants or obligations under the Agreement or the Terms for a period of 15 days after the date on which written notice by Credit Suisse of such failure, requiring the Issuer to remedy the same, shall have been sent to the Issuer; or

d) any other indebtedness of the Issuer or any Material Subsidiary (as defined in the Section 9) either (i) becomes due and payable, exceeding Euro 35,000,000 or its counter-value prior to the due date for payment thereof by reason of default by the Issuer or a Material Subsidiary; or (ii) is not repaid at maturity as extended by the period of grace, if any, applicable thereto, or any guarantee or indemnity given by the Issuer or any Material Subsidiary in respect of indebtedness of any person is not honoured when due; or

e) the Issuer or any Material Subsidiary shall generally not pay its debts as they become due, or shall admit in writing its inability to pay its debts, or shall make general assignment for the benefit of creditors; or

f) the Issuer or any Material Subsidiary shall commence any case, proceeding or other action or any case, proceeding or other action shall be commenced against the Issuer or any Material Subsidiary (which results in the entering of an order for relief against one of them which is not fully stayed within 30 days after the entering thereof or remains undismissed for a period of 30 days) seeking arrangement, adjustment, bankruptcy, dissolution or composition of any one of them or of the debts of any one of them under any law relating to bankruptcy, insolvency or relief of debtors, or seeking appointment of a receiver, trustee, custodian or other similar official for any one of them or for all or any substantial part of the property of any one of them; or

g) the Issuer or any Material Subsidiary respectively shall take any corporate action to authorise any of the actions set forth above in paragraphs e) and f).

9. Sale or Transfer of Assets, Reorganisation, Liquidation or Merger

In case of:

a) sale or transfer of all or a substantial part of the assets of the Issuer or of a Material Subsidiary or liquidation or merger of a Material Subsidiary (for this purpose, a part of the assets shall be deemed to be substantial if, when aggregated with all previous disposals after the Payment Date of this Issue taken into account under the subparagraph, the value thereof amounts to 10 per cent, or more of the gross assets of such entity determined by reference to the latest available audited unconsolidated balance sheet of such entity); or

b) reorganization or the Issuer or a Material Subsidiary, unless in the opinion of Credit Suisse such reorganization includes adequate protection of the Bondholders; or

c) liquidation or merger of the Issuer, unless (i) the successor company (if any) assumes all obligations of the Issuer; and (ii) the ratio of Consolidated Equity of the successor company to consolidated total assets shall not be less than that before such liquidation or merger,

Credit Suisse has the right, but not the obligation, to declare on behalf of the Bondholders, all outstanding Bonds plus accrued interest, to be immediately payable at par 30 days after receipt of a written notice addressed to the Issuer by Credit Suisse.

"Subsidiary" means a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by the Issuer or by one or more other Subsidiaries.

"Material Subsidiary" means any Subsidiary of the Issuer whose net profits after tax but before extraordinary items or whose net assets (in each case attributable to the shareholders of the Issuer) represent 10 per cent, or more of the consolidated net profits after tax but before extraordinary items or consolidated net assets (in each case attributable to the shareholders of the Issuer) of the Issuer and its Subsidiaries. A report of the auditors of the Issuer that in their opinion a Subsidiary of the Issuer is or is not a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

"Consolidated Equity" means the sum of:

a) the par value of the outstanding capital stock of all classes; plus

b) the amount of the consolidated surplus, whether capital or earned; plus

c) that minority portion of consolidated subsidiaries, if any, which for accounting purposes is consolidatable pursuant to general accepted accounting principles and practices in the relevant jurisdiction.

10. Replacement of Issuer

The Issuer may, without the consent of the Holders, at any time substitute for itself in respect of all rights and obligations arising under or in connection with the Bonds, any non-Swiss issuer of which 90 % or more of the shares carrying voting rights are directly or indirectly held by the Issuer (the "New Issuer"), provided that:

a) the New Issuer is in the opinion of Credit Suisse in a position to fulfil all payment obligations arising from or in connection with the Bonds and Coupons in freely convertible and transferable legal tender of Switzerland without any need to deduct or withhold any taxes or duties at source and to transfer without restriction all amounts required to be paid under the Bonds and Coupons to Credit Suisse and the interests of the holders of Bonds and/or Coupons are adequately protected in the opinion of Credit Suisse;

b) the New Issuer has obtained to this effect all necessary authorisations of the country of its domicile or its deemed residence for tax purposes; and

c) the Issuer has issued its irrevocable and unconditional guarantee as per Art. 111 of the Swiss Federal Code of Obligations in respect to the obligations of the New Issuer under the Bonds and Coupons in form and content satisfactory to Credit Suisse.

Any substitution shall be published in accordance with Section 14.

In the event of such substitution, any reference in the Agreement and Annexes and Terms of the Bonds to the Issuer shall be deemed to refer to the New Issuer and any reference to the Netherlands (as far as made in connection with the Issuer) shall be deemed to refer to the country in which the New Issuer has its domicile or is deemed resident for tax purposes.

11. Replacement of Bonds, Couponssheets and Coupons

If printed, Bonds, Couponssheets or Coupons which are mutilated, lost or destroyed may be replaced at the office of Credit Suisse in Zurich against payment by the holder of the respective Bonds, Couponssheets or Coupons at such costs as may be incurred in connection therewith and on such terms as to evidence and guarantee as the Issuer and Credit Suisse may require and, in the case of mutilation, upon surrender of the mutilated Bonds, Couponssheets or Coupons.

12. Listing

Application will be made for the admission and listing of the Bonds on the main segment of SWX.

The Issuer will use reasonable endeavors to have the Bonds listed on SWX and to maintain such listing during the whole life of the Bonds.

13. Prescription

Claims for payment of principal and interest, respectively, cease to be enforceable by legal action in accordance with the applicable Statute of Limitations (presently after 10 years (in the case of principal) and 5 years (in the case of interest) from their relevant due dates).

14. Notices

All notices regarding the Bonds and/or the Coupons shall be published by Credit Suisse electronically on the website www.swx.com in accordance with the rules and regulations of SWX.

All notices to the Issuer by any Bondholder or Couponholder shall be transmitted through Credit Suisse exclusively.

15. *Applicable Law and Jurisdiction*

The Bonds and Coupons are governed by Swiss law.

Any dispute which might arise between the Bondholders and Couponholders on the one hand and the Issuer on the other hand regarding the Bonds or the Coupons shall fall within the jurisdiction of the ordinary courts of justice of the Canton of Zurich, place of venue being the City of Zurich 1.

Solely for that purpose and for the purpose of the performance and enforcement of its obligations under these Terms of the Bonds, the Bonds and Coupons in Switzerland, the Issuer elects legal and special domicile (including pursuant to Article 50 of the Swiss Federal Act on Debt Enforcement and Bankruptcy) at the offices of Credit Suisse, Zurich, and appoints Credit Suisse as its agent for service of process. Credit Suisse shall forthwith notify the Issuer of any communication received under this Section.

The Bondholders and Couponholders are also at liberty to enforce their rights and to take legal action against the Issuer before the competent courts of the Netherlands, in which case Swiss law shall be applicable with respect to the Bonds or Coupons.

16. Currency Indemnity

If any payment obligation of the Issuer in favor of the Bondholders or Couponholders has to be changed from Swiss francs into a currency other than Swiss francs (to obtain a judgment, execution or for any other reason) the Issuer undertakes, as a separate and independent obligation, to indemnify the Bondholders or Couponholders for any shortfall caused by fluctuation of the exchange rates applied for such conversions.

17. Bondholders' Meeting

17.1 Credit Suisse or the Issuer may at any time convene a meeting of the Bondholders (a "Bondholders' Meeting").

In case of any event mentioned in Section 8 above, holders of Bonds who wish that a Bondholders' Meeting should be convened and who represent Bonds in the aggregate principal amount of at least 10 % (ten percent) of the aggregate principal amount then outstanding and who are entitled to vote in accordance with Subsections 17.5 and 17.7 below may at any time require Credit Suisse to convene a Bondholders' Meeting, which shall convene such a meeting as soon as practicably possible upon receipt of such request.

17.2 A Bondholders' Meeting may consider any matter affecting the interests of the Bondholders (other than matters on which Credit Suisse has previously exercised its rights contained in Section 18 below), including any modification of or arrangement in respect of the terms and conditions of the Bonds and Coupons.

17.3 Notice convening a Bondholders' Meeting shall be given at least 20 days prior to the proposed date thereof. Such notice shall be given by way of one announcement in accordance with Section 14 above, at the expense of the Issuer. It shall state generally the nature of the business to be transacted at such meeting. If an Extraordinary Resolution (as defined below) is being proposed, the wording of the proposed resolution or resolutions shall be indicated. The notice shall specify the day, hour and place of the meeting and also the formal requirements referred to in Subsection 17.5 below. The Issuer and the Paying Agents will each make a copy of such notice available for inspection of the Bondholders during normal business hours at each of their respective head offices.

Notice of any resolution passed at a Bondholders' Meeting will be published by Credit Suisse on behalf and at the expense of the Issuer in compliance with Section 14 above not less than 10 days after the date of the meeting. Non-publication of such notice shall not invalidate such resolution.

17.4 All Bondholders' Meetings shall be held in Zurich. A chairman (the "Chairman") shall be nominated by Credit Suisse in writing. If no person has been so nominated or if the nominated person shall not be present at the Bondholders' Meeting within 30 minutes after the time fixed for holding the meeting, the Bondholders present shall choose one of their number to be the Chairman.

The Chairman shall lead and preside over the Bondholders' Meeting. Among others, it shall be his duty to determine the presence of persons entitled to vote and to inquire if the necessary quorum (as set forth below) is present. He shall instruct the Bondholders as to the procedure of the Bondholders' Meeting and the resolutions to be considered.

In the case of any equality of votes, the Chairman shall have a casting vote.

A declaration by the Chairman that a resolution has been carried or carried by a particular majority or rejected or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

17.5 Each person who produces a Bond or a certificate by a Manager in respect of such Bond relating to that Bondholders' Meeting is entitled to attend and to vote on the resolutions proposed at such Bondholders' Meeting. Couponholders are not entitled to attend or vote at Bondholders' meetings. Said certificate shall be dated before the date of the Bondholders' Meeting and confirm that the Bond is deposited with the Manager and will remain deposited with it until and including the date of the Bondholders' Meeting and that it has not issued any other such certificate with respect to such Bond.

17.6 The quorum necessary in order to vote on resolutions proposed at a Bondholders' Meeting shall be persons entitled under Subsections 17.5 above and 17.7 below holding or representing in the aggregate percentages (or more) of the aggregate principal amount of all outstanding Bonds:

each Ordinary Resolution:	25 %
each Extraordinary Resolution:	66 %.

The terms "Ordinary Resolution" and "Extraordinary Resolution" are defined in Subsections 17.9 and 17.10 below.

If within thirty minutes after the time appointed for any Bondholders' Meeting a sufficient quorum is not present, the Meeting shall be dissolved.

17.7 Voting rights shall be determined according to the principal amount of outstanding Bonds held. Each CHF 5,000 principal amount gives right to one vote.

Bonds held by or on behalf of the Issuer or any other natural person or legal entity (aa) which directly or indirectly owns or controls more than 50 % of the equity share capital of the Issuer, or (bb) of which in the case of a legal entity more than 50 % of the equity share capital is controlled by the Issuer directly or indirectly, or (cc) where the Issuer is in a position to exercise, directly or indirectly, a control over the decisions or actions of such natural person or legal entity or representative thereof, irrespective of whether or not the latter is affiliated to the Issuer, shall not be entitled to vote at such Bondholders' Meeting.

17.8 A resolution shall be validly passed if approved by the following percentages (or more) of votes cast at a duly convened Bondholders' Meeting held in accordance with this Section 17:

each Ordinary Resolution:	51 %
each Extraordinary Resolution:	66 %

Every proposal submitted to a Bondholders' Meeting shall be decided upon by a poll.

17.9 Any resolution which is not an Extraordinary Resolution (as defined in the following Subsection) shall be deemed to be an Ordinary Resolution (an "Ordinary Resolution").

17.10 An Extraordinary Resolution (an "Extraordinary Resolution") shall be necessary to decide on the following matters at a Bondholders' Meeting:

- to postpone the maturity beyond the stated maturity of the principal of any Bond; or
- to reduce the amount of principal or premium (if any) payable on any Bond; or
- to change the date of interest payment of any Bond; or
- to change the rate of interest or the method of computation of interest of any Bond; or
- to change any provision for payment contained in the Terms of the Bonds or the place or the currency of repayment of the principal or payment of premium (if any) of any Bond or interest on any Bond; or
- to amend or modify or waive the whole or any parts of Sections 2,6,7,8 or 9 above or Subsections 17.7 through 17.10; or
- to create unequal treatment between holders of Bonds of the same class of an issue, or
- to convert the Bonds into equity, or
- to change the choice of law and the jurisdiction clause contained in Section 15 above.

The above-mentioned list of issues for which an Extraordinary Resolution shall be necessary is exclusive.

17.11 Any resolution approved at a Bondholders' Meeting held in accordance with this Section 17 shall be conclusive and binding on all present or future Bondholders whether present or not, and on all Couponholders.

Minutes of all resolutions and proceedings at a Bondholders' Meeting shall be prepared and signed by the Chairman pursuant to Section 17.4 above.

17.12 If no Bondholder or an insufficient number of Bondholders shall attend a Bondholders' Meeting, the right to decide on an early repayment of the Bonds or any other measures to protect the interests of the Bondholders shall revert to the absolute discretion of Credit Suisse. Any such decision of Credit Suisse shall be final and binding upon the Issuer and the Bondholders and Couponholders. Notice of any such decision shall be published in accordance with Section 14 above.

18. Amendment to the Terms of the Bonds

The Terms of the Bonds may be amended from time to time by the agreement between the Issuer and Credit Suisse on behalf of the Bondholders and Couponholders, provided that in the sole opinion of Credit Suisse such amendment is of a formal, minor or technical nature, is made to correct a manifest error or is not materially prejudicial to the interests of the Bondholders and Couponholders.

Notice of any such amendment shall be transmitted as per Section 14 above.

Any such amendment shall be binding on the Bondholders and Couponholders in accordance with its terms.

19. Separability

If at any time any one or more of the provisions of the Terms of the Bonds is or becomes unlawful, invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not be in any way affected or impaired thereby.

General Information on the Issuer

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DESCRIPTION OF BUSINESS OF THE RABOBANK GROUP

General

The Rabobank Group is one of the largest banking organisations in the Netherlands and the largest mortgage lending and savings organisation in the Netherlands by market share. We are one of the 25 largest banking institutions in the world in terms of assets and Tier I capital. We offer a broad range of financial, insurance and asset management services across retail, corporate and commercial sectors, both domestically and internationally. The Rabobank Group has the highest credit ratings awarded by the international rating agencies Moody's (Aaa since 1986) and Standard & Poor's (AAA since 1985). On a consolidated basis, our total assets were € 506 billion at December 31, 2005. At December 31, 2005, we had 45,580 full-time equivalent employees.

The Rabobank Group is comprised of the cooperative Rabobank Nederland, the cooperative local Rabobanks, which are members of Rabobank Nederland and are also licensed credit institutions, and Rabobank Nederland's subsidiaries. We had 248 local Rabobanks and 1,249 branches located throughout the Netherlands at December 31, 2005. The local Rabobanks are themselves cooperative entities that draw all of their members from their customers. See 'The Rabobank Group Structure'.

The various entities within the Rabobank Group comprise a network of 'competence centres' which provide financial services and products to the local Rabobanks and to each other. This networked expertise allows us to respond actively to the growing demand from business clients and private individuals for a balanced package of financial services and products. We therefore seek to combine the best of two worlds: the local presence of the local Rabobanks and the expertise and scale of a large organisation. The underlying purpose of Rabobank Nederland's cooperative structure is to provide high quality services and products to its customers at reasonable prices, while maintaining the financial stability of the Rabobank Group.

Historically, we engaged primarily in lending to the agricultural and horticultural sectors in the Dutch market. Since the 1990s, we have also offered a wide variety of commercial banking and other financial services not only in the Netherlands but also internationally. As part of an ongoing programme, we have increased both the number and type of products and services available to our customers in order to diversify from a traditional savings and mortgage-based business to be a provider of a full range of financial products and services, both in the Netherlands and internationally. To this end we pursue an 'Allfinanz' concept, meaning that we provide an integrated range of financial services comprised primarily of domestic retail banking, wholesale and international retail banking, asset management and investment, leasing, real estate and distribution of insurance products to a wide range of both individual and corporate customers. As part of this Allfinanz strategy, we focus on operations that produce fee-based income in addition to our traditional interest-based income sources.

Through Rabobank Nederland, the local Rabobanks and our subsidiaries, the Rabobank Group provides services in the following five core business areas: Domestic Retail Banking, Wholesale and International Retail Banking, Asset Management and Investment, Leasing and Real Estate. The diagram below sets forth the organisational structure of Rabobank Nederland, the local Rabobanks and the subsidiaries that engage in our core business areas.


9 million clients
1.55 million members
248 member banks
Rabobank Nederland
Wholesale banking and International retail banking
Market support domestic retail banking
Group departments
Corporate Clients
Rabobank International
Private individuals
SME
Co-operative and management Issues
Group ITC
Group Finance
Credit control
Shared Services & Facilities
Other Corporate departments and services
Asset management Investment
Leasing
Real estate
Other Group units
Robeco Group
Schretlen & Co
Alex
De Lage Landen
Rabo Vast
FGH Bank
Obvion

Domestic Retail Banking

We provide a variety of lending and savings services in the Netherlands through our network of local Rabobanks and their domestic offices and agencies. From January 1, 2005 through December 31, 2005, we had a market share of 23% of new home mortgages in the Dutch mortgage market (18.9% by local Rabobanks and 4.1% by Obvion N.V. ('Obvion'); source: Dutch Land Registry Office *(Kadaster)*). In 2005, we had an 83% market share of loans and advances made by banks to the Dutch primary agricultural sector (measured by sample tests performed by ourselves). In 2005, we also had a 38% market share of domestic loans to the trade, industry and services sector (i.e., small enterprises with less than 100 employees; measured by sample tests performed by ourselves). At December 31, 2005 we had a 39% market share in the Dutch savings market (source: Statistics Netherlands *(Centraal Bureau voor de Statistiek)*). The foregoing percentages in this paragraph should be read as percentages of the relevant Dutch market as a whole.

For the year ended December 31, 2005, our Domestic Retail Banking operations accounted for 57%, or € 1,521 million, of our operating profit before taxation[1].

Wholesale and International Retail Banking

Through Rabobank Nederland Corporate Clients ('RNCC') and Rabobank International, which includes Rabo Securities, we provide a variety of wholesale banking services, including advising on mergers and acquisitions and stock transactions, lending and providing special financing arrangements to both domestic and international corporate clients. Rabobank International is also responsible for the international retail operations. For the year ended December 31, 2005, our Wholesale and International Retail Banking operations accounted for 26%, or € 690 million, of our operating profit before taxation. Rabo Securities N.V. has merged into Rabobank Nederland as per July 1, 2005. After the merger the equity and corporate advisory business of Rabo Securities has continued its activities under the trade name Rabo Securities.

Asset Management and Investment

We provide asset management, investment and private banking services to private, institutional and corporate investors through a number of subsidiaries. Robeco is the competence centre for asset management services within the Rabobank Group, offering financial products and services to our Asset

1) As the Rabobank Group conducts more activities than the five core business areas, the gross operating profits of the five core business areas do not add up to 100% of consolidated operating profit before taxation.

Management and Investment operations. Schretlen operates our private banking activities in the Netherlands and internationally. The internet-brokerage activities are conducted under the trade name Alex. Alex provides investment services to its clients via the internet. For the year ended December 31, 2005, our Asset Management and Investment operations accounted for 9%, or € 250 million of our operating profit before taxation.

Leasing

Our leasing activities are undertaken primarily by De Lage Landen. De Lage Landen provides factoring and leasing services to corporate borrowers, mainly in the food and agribusiness, technology, healthcare and banking industries. At December 31, 2005, De Lage Landen had a loan portfolio of approximately € 15.4 billion. Operating profit before taxation from our Leasing operations, at € 235 million, accounted for 9% of our operating profit before taxation for the year ended December 31, 2005.

Real Estate

We provide a variety of real estate services to institutional and corporate clients through our Rabo Vastgoed entity and FGH Bank. Rabo Vastgoed is our real estate project development and finance arm and FGH Bank specialises in commercial real estate financing. For the year ended December 31, 2005, our Real Estate operations accounted for 4%, or € 108 million, of our operating profit before taxation.

Recent Developments

Acquisition of Central Coast Bancorp in California completed

With the completion in January 2006 of the acquisition of the NASDAQ-quoted holding company Central Coast Bancorp in California, which was announced in 2005, Rabobank became the owner of the banking subsidiary Community Bank of Central California ('CBCC'). CBCC operates an extensive branch network in California which has merged into Rabobank's existing operations.

Successful placing of Member Certificates

Member Certificates III in the amount of € 2.0 billion were placed with members in 2005. As with previous issues, the new certificates were in great demand and the issue was oversubscribed.

De Lage Landen intends to acquire Athlon Car Lease

De Lage Landen International B.V. announced that with an public offer they intend to acquire via a public offer all outstanding shares in Athlon Holding N.V. for a cash consideration of € 30.25 in cash per ordinary share, in which offer price is included the rights for dividend over the financial year 2005. If the public offer succeeds the total investment would be approximately € 580 million. The combination of car leasing companies Athlon Car Lease and De Lage Landen Translease (the car leasing subsidiary of the De Lage Landen) will result in a position as one of the market leaders in the Netherlands.

Sekerbank

In July 2005 Rabobank signed an agreement to acquire a 36.5% interest in Sekerbank which is active in this Turkish agricultural sector, and also offers financial services to private individuals and small and medium sized enterprises. After acquiring this interest Rabobank would be obliged to conduct a tender offer which should have increased the interest of Rabobank to at least 51%. On the instigation of the 36.5% shareholder of Sekerbank the court in Istanbul ruled in February 2006 that the price of the shares as agreed between Rabobank and Sekerbank had to be increased by 72% (from € 82 million to € 141 million). Rabobank is filing an appeal against the ruling of the court. Rabobank remains determined to acquire the shares.

Certain information on important Group companies

Robeco Groep N.V.

Robeco has its statutory seat in Rotterdam, the Netherlands. The objects of Robeco are the provision of investment management services, financial services and acting as a holding and financing company. Its issued and fully paid up share capital amounts to € 4,537,803 (4,537,803 shares with a nominal value € 1 each) as of December 31, 2005. Rabobank Nederland's share in its issued capital is 100 per cent. Robeco's net result in 2005 was € 152.0 million, corresponding to € 33.50 per share. As at December 31, 2005,

Rabobank Nederland's liabilities to Robeco amounted to € 386 million (bonds), € 668 million (current account), nil (professional securities transactions) and € 160 million (loans/deposits). Rabobank Nederland's claims on Robeco as at December 31, 2005 amounted to € 273 million (loans) and € 183 million (current account).

De Lage Landen International B.V.

De Lage Landen has its statutory seat in Eindhoven, the Netherlands. The object of De Lage Landen is the provision of factoring and vendor lease services. Its issued share capital amounts to € 132,716,527. Rabobank Nederland's share in its issued share capital is 100 per cent. De Lage Landen's net profit in 2005 was € 178 million corresponding to € 820,276.50 per share. In 2004, De Lage Landen did not declare a dividend. As at December 31, 2005, Rabobank Nederland's liabilities to De Lage Landen amounted to € 1,036 million. As at December 31, 2005 Rabobank Nederland's claims on De Lage Landen amounted to € 12,669 million (loans and current account). All liabilities of De Lage Landen are guaranteed (via the cross guarantee system) by Rabobank Nederland and the other participants of this system.

Outlook 2006

The recovery of the Dutch economy, which commenced in the second half of 2005, is expected to continue and gather momentum in 2006.

The domestic banking operations could benefit from the economic growth, precisely because the sectors with a more domestic focus are now also contributing to the upturn. It is anticipated, however, that the fierce competition between banks in key market segments such as small and medium-sized enterprises and the market for mortgage loans, added to the continued low interest rate, will cause interest margins to remain under pressure in 2006.

Worldwide, Rabobank expects a favourable economic trend for 2006. These conditions will present good opportunities for Rabobank Group to expand its international operations, particularly in leasing, wholesale and international retail operations. By means of organic growth and selective (minor) acquisitions, Rabobank will further expand its operations abroad.

Group Strategy

In the Central Delegates Assembly (CKV) held on March 22, 2006 - the 'parliament' of the local Rabobanks - the exchange of ideas on the strategic direction, which had been initiated in 2005, was concluded with the finalisation of the Strategic Framework for 2005–2010. Besides autonomous growth, this framework is founded on the following indisputable principles:

- Rabobank is and remains Dutch, with its dominant market position in agri, among private individuals and in small and medium-sized enterprises.
- Rabobank is and remains a cooperative; exceptions may be made for Group subsidiaries.
- Rabobank remains AAA worthy.
- Rabobank remains independent.

Three growth areas

The new strategic framework profiles Rabobank as 'the global food and agri bank with its roots in the Netherlands' and in doing so distinguishes three growth areas:

- Growth in the Dutch Allfinanz market, in particular through further collaboration with Eureko/Achmea and through further strengthening of Rabobank's position in the top end of the private and corporate markets.
- Continued expansion abroad as a leading international food and agri bank.
- Further growth of and synergy between the Group subsidiaries.

Strategy in the Netherlands - Market leader in Allfinanz

Market leadership in Allfinanz in the Netherlands remains the chief goal. In addition to the mass market for banking services to private individuals, small and medium-sized enterprises and the agricultural sector, there are attractive opportunities for growth in the top end of the private and corporate markets, where

Rabobank is in second position already. Other focuses are the 'segments of the future' - young people and entrepreneurs from ethnic minorities - as well as the urban areas and a number of product markets. Here, insurance, consumer credits, investment and real estate financing are the spearheads.

Leverage distribution strength as a 'near-you bank'

Rabobank will leverage its distribution strength as the 'near-you bank' of the Netherlands, not just physically but also, and increasingly, through 'virtual' channels. Using differentiated market strategies, it will respond to differences in client segments, geographical differences and distinct labels and distribution channels. The Bank's answer to the growing competition in the 'near-you' aspect lies in expansion of the number of client interface points. By further expansion of the virtual bank, it is expected that clients' experience of Rabobank as 'near-you' and personal must be maintained.

Successful merger between Interpolis and Achmea

The successful merger between Interpolis and Achmea has resulted in the largest insurer in the Netherlands. This merger gave Rabobank a 32% interest in Eureko, Achmea's parent company, resulting in a total interest of 37%. The combination creates attractive opportunities for organic growth, for example by a broader product range, a larger number of Rabobank clients with an insurance at Interpolis and by further implementation of the multidistribution strategy. Work is continuing to extend the collaboration with Eureko/Achmea.

International strategy

International growth is necessary to support SME and corporate clients, for they are increasing their operations on the global stage. This would have the added advantages of easier access to the international capital markets and enhancing Rabobank's continued attractiveness as an employer. The corporate bank Rabobank International aims to be the world's leading food and agri bank. This ambition dovetails with Rabobank's cooperative origins as the pre-eminent financier of the Dutch agricultural sector and the substantial amount of expertise it has developed.

Rabobank's international operations can be divided into five categories:

- *International retail banking*

  Here, Rabobank focuses on three growth markets. The chief priorities are traditionally agricultural countries with a stable climate and a structurally attractive agricultural sector, such as the United States, Australia and Canada. Second on the list are countries in Central, Eastern and Southeastern Europe with a growing agricultural sector, such as Poland and Turkey. Then follow the rapidly emerging countries with a large agricultural sector, such as Brazil, China, India and Indonesia. Projects in these countries are small-scale, in which the financial interest is relatively limited.

- *Support of Dutch clients abroad*

  In order to maintain its market leadership among clients with international operations, Rabobank will in the coming years work towards strengthening the expertise and selling power of local advisers and account managers, improving its product management and intensifying the relationship management with partner banks abroad.

- *International wholesale operations*

  In future years, and more than has been the case in the past, the international office network will focus its wholesale operations on Dutch wholesale clients, besides the international food and agri clients. The primary geographical focus is on Europe and the countries where Rabobank International is developing retail operations.

- *Professional market activities*

  Rabobank values its AAA rating and will continue to use it for a selected number of profitable product/market combinations in the professional financial markets. In view of the greater volatility of professional markets, the target for the future is to realise approximately 50% of international profits from international retail operations.

- *Rabobank Development Programme*

  Complementary to the successful activities of the Rabobank Foundation, which started 30 years ago, the Rabobank Development Programme (RDP) was established. The RDP's aim is to help a number of banks in developing countries grow into successful 'Rabobanks'. During the next few years, its activities will be focused on five countries, including China and a number of countries in East Africa.

Strategy of the subsidiaries

Rabobank Group's Dutch subsidiaries play an important part in achieving the Group's market leadership ambitions. In five years from now, the target is to double their net profit and to achieve/maintain leading market positions.

Organisational and financial implications

Rabobank Group's strategic ambitions have been embedded in a cooperative, high-quality and sustainability-driven organisation.

- *Strengthening the cooperative identity*

  The cooperative is and remains Rabobank's cornerstone. The local cooperative Rabobanks and their central cooperative Rabobank Nederland, which is also the holding company of the Group's subsidiaries, are and will continue to be managed in accordance with the cooperative model.

- *High-quality policy for Human Resource Management (HRM)*

  The quality of our people is of paramount importance to our strategy. The priority in HRM policy is to secure the required calibre of talented, highly educated staff and managers.

- *Sustainability*

  Rabobank aims at building on its strong position in sustainability and corporate social responsibility (CSR). It is working towards more CSR criteria in all banking operations, more sustainable financial products such as green financing and green investments, and more deeply embedding sustainable development in its operations.

Ambitious financial targets

Rabobank Group maintains the following financial targets:

- Annual net profit growth of at least 12%;
- A Tier I ratio of at least 10.0 per annum;
- Return on equity of at least 10.0% per annum.

Business Activities of the Rabobank Group

Domestic Retail Banking

Our Domestic Retail Banking operations are primarily undertaken by the local Rabobanks and Obvion. Our Domestic Retail Banking operations include making loans, taking deposits and providing fund transfers and non-credit service operations, primarily in the Netherlands. Each of the local Rabobanks provides credit and deposit services. In keeping with the Allfinanz concept, each of the local Rabobanks distributes insurance products and also provides, either directly or through the Rabobank Group's specialised subsidiaries, investment and a wide variety of other services to customers in the local Rabobank's specific geographical business area. Obvion provides mortgages finances and operates through independent agents. Obvion is a joint venture between Rabobank Group and Algemeen Burgelijk Pensioenfonds.

At December 31, 2005 we had a 39% market share in the Dutch savings market. For the year ended December 31, 2005, our Domestic Retail Banking operations accounted for 58%, or € 5,431 million, of our total income and 57%, or € 1,521 million, of our operating profit before taxation. At December 31, 2005, our Domestic Retail Banking operations employed 28,909 full-time equivalent employees.

The Dutch mortgage loan market is a highly competitive market. Driven by the tax deductibility of mortgage loan interest payments, Dutch homeowners usually take out relatively high mortgage loans. This does not necessarily indicate a high risk for banks with mortgage lending operations. We have a balanced

mortgage loan portfolio with a weighted loan-to-value of approximately 50%. Historically, mortgage lending has been relatively low risk and all mortgage loans are collateralised. Mortgage loan defaults do not occur frequently, either in our mortgage lending operations or in the Netherlands generally. Almost all mortgages in the Netherlands have a maturity of 30 years. Generally, mortgages have a 5 or 10-year fixed interest rate, after which period the rate is reset at the current market rate. Customers generally do not have the option to prepay on their mortgage loan without incurring a penalty fee, thus reducing the interest rate risks related to mortgage loan refinancing for the Rabobank Group.

Local Rabobanks

With 1,249 branches (the most branches of any financial institution in the Netherlands), 802 cash dispensing machines in public locations, serviceshops, agencies and other point of contacts as of December 31, 2005, the local Rabobanks have 3,031 points of contacts. Through the local Rabobanks and Obvion, we are the largest mortgage lending institution in the Netherlands, with a market share of 23%, based on the amount of new Dutch residential mortgages in 2005. We are the leader in loans to the Dutch agricultural sector and in the small and medium-sized business sector. Of the total lending € 200.6 billion was granted by Domestic Retail Banking, or approximately 73% of our total lending (except government lending) at December 31, 2005. Loans made by the Wholesale and International Retail Banking business amounted to € 54.2 billion or 19% of our total lending to the private sector.

The following table sets forth savings and loans outstanding of the Group by sector at the dates indicated.

(in billions of euro)	December 31, 2005	December 31, 2004
Mortgage loans	200.6	184.5
Food and agri sector	48.2	39.5
Small and medium sized business sector	83.3	76.3
Savings	86.2	78.3

With 39% of the Dutch savings market as of December 31, 2005, we are also the largest savings institution in the Netherlands. Of the total savings in the Netherlands, 37% are held by the local Rabobanks and 2% are held with Roparco, the savings arm of Robeco. We offer our clients a number of different savings options, including savings via the telephone and the internet. The www.rabobank.nl website is one of Europe's most frequented internet banking sites, and the largest internet bank in the Netherlands with 2.2 million unique visitors a month. We also offer internet banking services to our customers in Belgium, Ireland and since early 2006 New Zealand. Private customers are also able to use the services of IRIS, a securities research institute established jointly with Robeco, in order to help them manage their investment decisions.

Obvion N.V.

Obvion, our mortgage loan joint venture with the ABP pension fund, sells mortgage loans under its own brand via independent agents in the Netherlands. Through Obvion, we are targeting an increasing portion of the Dutch market share in order to strengthen our market leadership in mortgage loans. Obvion's market share in the Netherlands at December 31, 2005 stood at 4%.

Rabohypotheekbank N.V.

Rabohypotheekbank, with statutory seat in Amsterdam, the Netherlands, provides mortgage lending documentation services to all of our local Rabobanks and is owned 95% by the local Rabobanks and is owned 5% by Rabobank Nederland.

Rabohypotheekbank also serves as a supplementary financing vehicle for the local Rabobanks in the event that they choose not to make certain mortgage loans to their customers entirely on their own, either for liquidity or lending limit reasons or because of the nature of the required financing. The majority of Rabohypotheekbank's loans are secured by mortgages on residential property. Its loans are funded by term loans from, or guaranteed by, Rabobank Nederland and by the issuance of mortgage bonds. Rabohypotheekbank does not engage in the financing of real estate development. At December 31, 2005, Rabohypotheekbank had assets of € 11.0 billion.

Wholesale and International Retail Banking

Through RNCC, Rabobank International, Rabobank Structured Products we provide a variety of Wholesale and International Retail Banking services, including lending and special financing arrangements to both domestic and international corporate clients and advising on mergers and acquisitions and capital markets transactions. For the year ended December 31, 2005, our Wholesale and International Retail Banking operations accounted for 24%, or € 2,226 million, of our total income and 26%, or € 690 million, of our operating profit before taxation. At December 31, 2005, our Wholesale and International Retail Banking operations employed 5,960 full-time equivalent employees.

Rabobank Nederland Corporate Clients

RNCC focuses on the provision of Wholesale and International Retail Banking services to the Dutch corporate market. RNCC also operates in Belgium. RNCC offers a broad range of financial products and specialist services and works through sector and regional teams. In 2004, Rabobank Internationals food and agri research unit was added to RNCC after the services to the food and agri-market in the Netherlands was integrated in 2003. In cooperation with the local Rabobanks, these sector and regional teams offer an Allfinanz package that is tailored to our clients' specific needs.

Rabobank International

Our business banking division, Rabobank International, operates on a global scale. The subsidiaries within our Rabobank International division have a comprehensive international network of offices, with 243 offices in 31 countries outside the Netherlands. Rabobank International provides sophisticated financial products aimed at professional counterparts in the international financial markets. This involves trading, arbitrage and structured finance activities that have been placed in the various divisions of Rabobank International. However, its activities are primarily focused on enterprises in the food and agribusiness sector. In financing foreign corporate clients in the food services and agribusiness industries, Rabobank International concentrates on providing financing to entities engaged in processing and trading agricultural commodities, rather than primary agricultural activities. Rabobank International also makes loans to international corporate and government borrowers. At December 31, 2005, following earlier acquisitions in Australia and New Zealand in the 1990s and the former state-owned Irish ACC Bank and Valley Independent Bank in the United States in 2002, we are continuing to expand our country banking model on a global scale. In 2003, we strengthened our position as a leading lender to rural clients in Australia and New Zealand through the purchase of the rural lending portfolio of the New Zealand bank AMP Bank Limited. In order to sustain the platform for further growth in the Australian market, we decided to continue the activities of Primary Industry Bank of Australia under the Rabobank brand and its official name has become Rabobank Australia Limited.

Also in 2003, we acquired two banks in the United States: Lend Lease Agri-Business and Ag Services of America, Inc. Lend Lease Agri-Business now operates under the name Rabo Agrifinance and offers long-term financing to agricultural enterprises in the United States, secured by land and the buildings erected on it. In December 2004, we acquired a 35% interest in the Polish bank BGZ in part through a new share issuance by BGZ, and in part from selling shareholders. BGZ is the leading bank for the Polish agricultural and food economy sectors. In 2005 Rabo Ag Services, specialised in harvest financing, mainly to American corn and soy growers, merged with Rabo AgriFinance into Rabo AgriFinance. In 2005 Rabobank International made a bid for the shares in Community Bank of Central California (CBCC). The acquisition was finalised in early 2006. Also in 2005, the name of Valley Independent Bank was changed to Rabobank North America. Furthermore Rabobank expanded its activities in Brazil by opening new offices focused on servicing the larger agricultural offices. Rabobank International's retail activities accounted for more than 20% of Rabobank International's total income in 2005.

Rabo Securities

Rabo Securities operates Rabobank International's wholesale equity securities activities. Its operations include share issues, mergers and acquisitions and equity research, sales and trading. Rabo Securities supports our funding activities by participating in underwriting issues of equity securities, generally for resale, in both the domestic and international markets and for both institutional and private investors.

Rabobank Structured Products

Rabobank Structured Products operates Rabobank International's retail equity securities activities executing a variety of capital market transactions for clients of the local Rabobanks and Rabobank International. Rabobank Structured Products operates from London, Hong Kong and New York. Rabobank Structured Products also provides equity derivatives to private investors.

Asset Management and Investment

We provide asset management and investment services to private, institutional and corporate investors primarily through the following subsidiaries: Robeco (asset management), Schretlen (private banking) and Alex (internet broker). For the year ended December 31, 2005, our Asset Management and Investment operations accounted for 8%, or € 718 million, of our total income and 9%, or € 250 million, of our operating profit before taxation. At December 31, 2005, our Asset Management and Investment operations employed 1,798 full-time equivalent employees.

Robeco Group N.V.

Robeco is headquartered in Rotterdam, the Netherlands, and has offices in Belgium, France, Germany, Switzerland, Italy and the United States. Robeco is engaged in asset management for private, institutional and corporate investors. Robeco also acts as the competence centre for asset management services within the Rabobank Group, offering financial products and services to our other asset management and investment operations. Robeco is the Dutch market leader in investment funds, with € 131.6 billion in assets under management at December 31, 2005. At December 2005 institutional clients accounted for approximately half of the assets managed by Robeco. Approximately one third of the assets managed comes from the American subsidiaries Robeco USA and Harbor Capital Advisors. Rabobank Nederland owns a 100% equity interest in Robeco.

Schretlen & Co. N.V.

As the asset management specialist for the high net-worth clients of the local Rabobanks, Schretlen undertakes our private banking activities both in the Netherlands and internationally. Schretlen's operations are headquartered in Amsterdam, the Netherlands. Schretlen's services are available to private individuals with a minimum of € 500,000 freely available for investment. In addition, Schretlen, in cooperation with the local Rabobanks, offers a standardised form of asset management, Rabobank Managed Investment, for private individuals with a minimum of € 150,000 in assets managed. The local Rabobanks, by using the standardised form of asset management, can offer their clients the choice of five standard investment portfolios, each managed by Schretlen and each with varying levels of risk. In addition, Schretlen focuses on small and medium-sized institutional investors. Schretlen had approximately € 6.5 billion in assets under management at December 31, 2005.

Bank Sarasin & Cie AG

In 2002, we acquired a 28% equity stake in Bank Sarasin & Cie AG ('Sarasin'), with the option to increase our stake to a majority stake at any time before June 30, 2009. Sarasin offers investment consultancy and portfolio management services to private persons in Switzerland. As part of the joint venture, we contributed our International Private Banking activities, which had operations in various locations around the world. At December 31, 2005, Sarasin had approximately CHF 63.5 billion in assets under management.

Alex

In 2003, we acquired Alex, an internet broker, which focuses on active clients who prefer to place their own orders at more competitive rates, and the order telephone line VEB Bottomline. Alex and VEB Bottomline have been combined into a separate business unit of Rabobank Nederland under the name of Alex. Alex had € 3.3 billion in assets under management at December 31, 2005.

Leasing

Our leasing activities are undertaken primarily by De Lage Landen which provides factoring and leasing services to corporate borrowers, primarily in the food and agribusiness, technology, health care and banking industries in both the Netherlands and internationally. De Lage Landen is headquartered in Eindhoven, the Netherlands.

In the Netherlands, De Lage Landen focuses on leasing and trade finance products. Leasing products include equipment leases, ICT leases, vendor leases and car and commercial vehicle leases (Translease). De Lage Landen's strength in the Netherlands lies in its fast settlement of standard lease contracts and its specialist knowledge of various industry branches. De Lage Landen's product range is marketed in the Netherlands through the local Rabobanks. De Lage Landen also directly markets its products.

Internationally, De Lage Landen specialises in asset financing and vendor finance services, offering lease facilities for sales support via the sales channels of manufacturers and distributors of capital goods. De Lage Landen operates in more than 20 countries in Europe and the Americas, and also in Australia and New Zealand. De Lage Landen concentrates on enterprises with activities in agricultural machinery, telecommunications, computers, photocopiers, (internal) means of transport and medical equipment. De Lage Landen has a leading position in the vendor finance market.

At December 31, 2005, De Lage Landen had a lease portfolio of approximately € 15.4 billion. Of this amount, € 7.5 billion was attributable to Europe, € 7.6 billion was attributable to America and € 0.3 billion was attributable to the rest of the world. Operating profit before taxation from our Leasing operations, at € 235 million accounted for 9% of our operating profit before taxation for the year ended December 31, 2005.

At December 31, 2005, our Leasing operations employed 3,045 full-time equivalent employees.

Real Estate

We provide a variety of real estate services to institutional and corporate clients through our Rabo Vastgoed entity and FGH Bank. Rabo Vastgoed is our real estate project development and finance arm. Project development is carried out in close cooperation with the local Rabobanks. At December 31, 2005, its order portfolio, which comprises approved and current projects, amounted to € 3.8 billion.

FGH Bank is a Dutch bank specialising in commercial real estate financing and conducting its activities under its own trademark within the Rabobank Group. Approximately 71% of its portfolio relates to investment financing. In addition, FGH Bank is active in project and land financing, trade financing, 'sell off' financing (i.e., selling rented houses to sitting tenants), operating leases, mortgage financing and interest rate derivatives. At December 31, 2005, FGH Bank had a financing portfolio of approximately € 7.8 billion in the Netherlands.

Operating profit before taxation from our Real Estate operations, at € 108 million accounted for 4% of our operating profit before taxation for the year ended December 31, 2005.

At December 31, 2005, our Real Estate operations employed 331 full-time equivalent employees.

Competition

We compete in the Netherlands with several other large commercial banks and financial institutions, such as ABN AMRO, ING and Fortis. As a result of the overall improving liquidity of Dutch corporations, increased emphasis by banks on the credit quality of borrowers and the deregulation of capital markets, competition among banks in the Netherlands has increased significantly during the past several years. In addition, life insurance companies and pension funds in the Netherlands have become major competitors in the markets for residential mortgage loans and private savings.

In the Dutch market, we have a leading position in several financial services: newly granted mortgage loans (23% in 2005; source: Dutch Land Registry Office *(Kadaster)*), private savings (39% as of 31 December 2005; source: Statistics Netherlands *(Centraal Bureau voor de Statistiek)*), small and medium-sized enterprises (38% in 2005, based on sample tests performed by ourselves) and the agricultural sector (83% in 2005, based on sample tests performed by ourselves). We also considerably strengthened our share of the larger corporate market. We also face strong competition in the international banking market. Percentages in this paragraph should be read as percentages of the relevant Dutch market as a whole.

Employees

We believe that achieving our clients' goals through financial services goes hand-in-hand with the personal development of our employees. Accordingly, in our view, good working conditions, terms of employment and ongoing development of our managers and employees are preconditions for achieving our strategy. Management believes its employee relations are good. In June 2005, we reached agreement with our unions on a new two year Collective Labour Agreement ('CLA').

In 2005, the number of employees at the combined local Rabobanks declined by 68. As part of our reorganisation program 'Operation Service', the number of employees of Rabobank Nederland is expected to gradually decline by nearly 1,200 full-time equivalent employees over the next couple of years, although the total number of employees is expected to remain stable. At December 31, 2005 the Rabobank Group had 50,988 employees (being 45,580 full-time equivalent employees), a decrease of 5,336 compared to December 31, 2004 due to the merger of Interpolis with Eureko/Achmea.

Properties

Rabobank Nederland and the local Rabobanks typically own the land and buildings used in the normal course of their business activities in the Netherlands. Outside the Netherlands, the Rabobank Group entities also typically own the land and buildings used in the normal course of their business activities. At December 31, 2005, the local Rabobanks owned 1,249 branch offices within the Netherlands. In addition, our investment portfolio includes investments in land and buildings. Management believes that the Rabobank Group's facilities are adequate for its present needs in all material respects.

Environmental Policies and Social Responsibility

We seek to conduct our business activities in a manner that is responsive to economic, environmental and social concerns. As a result, in client acceptance and in assessing credit applications we believe it is relevant to consider environmental and social issues. We therefore consider current environmental laws and regulations, and compliance with social standards, such as respect for the well-being of animals and the use of genetic modification, as we carry out our business activities.

The local Rabobanks, in keeping with their cooperative tradition and common values, also seek to find a proper balance between the various interests of people, the market and society. The local Rabobanks attempt to reflect this balance in their lending policy, their engagement in local initiatives and the range of financial products offered to their clients. Sustainability also plays an important part in their advising on business plans and realignments. The choice in favour of environmentally friendly products and technology is often a source of innovation and helps to encourage suppliers of the Rabobank Group to operate in an environmentally friendly way.

In 2003, we carried out a stakeholder consultation among social organisations, including trade unions and environmental development aid and human rights lobby groups. They gave their opinions on the Annual Responsibility and Sustainability Report and our corporate social responsibility policy stated therein. This feedback had an impact on our corporate social responsibility priorities for 2004: innovation and volume growth of sustainable products and services and corporate social responsibility as a testing criterion for lending. We have continued the stakeholder dialogue in 2004 and 2005. According to an appraisal in September 2005 from the Swiss-based environmental rating agency Sustainable Asset Management Group, the Rabobank Group ranked among the international banking leaders in the area of sustainability. The Rabobank Group achieved the highest score in the European banking sector and achieved second place worldwide. The previous appraisal in 2003 also placed the Rabobank Group among the European and worldwide leaders.

Legal Proceedings

We are involved in litigation and arbitration proceedings in the Netherlands and in foreign jurisdictions, including the United States, involving claims by and against us which arise in the ordinary course of our businesses, including in connection with our activities as an insurer, lender, employer, investor and taxpayer. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened proceedings and litigation, management believes that the ultimate outcome of the various proceedings and litigation already commenced, and/or any future proceedings and litigation, will not have a material adverse effect on our financial condition, given our size, robust balance sheet, stable income stream and prudent provisioning policy.

Stutts, et al. v. The De Dietrich Group, et al. In 2003, the Rabobank Group was named as a defendant in Stutts, et al. v. The De Dietrich Group, et al. filed in the U.S. District Court for the Eastern District of New York. In the suit, certain U.S. veterans of the first Gulf War allege that they have sustained injuries as a result of the Rabobank Group (among other banks) having served as a correspondent bank with respect to letters of credit obtained by the Iraqi government in order to purchase materials that may have been used in the manufacture of chemical weapons. A response has been filed as well as a motion to dismiss the suit. Rabobank Group continues to vigorously defend the suit.

Insurance

On behalf of all entities of the Rabobank Group Rabobank has taken out a group policy that is customary for the financial industry. The management of Rabobank is of the opinion that this insurance - banker's blanket and professional indemnity - is of an adequate level.

THE RABOBANK GROUP STRUCTURE

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), having its statutory seat in Amsterdam, is a cooperative entity formed primarily as a result of the merger of the two largest banking cooperative entities in the Netherlands on December 22, 1970. A cooperative under Dutch law has members and has the statutory objective to provide for certain material needs of its members. Rabobank Nederland is registered with the Trade Register of the Chamber of Commerce in Amsterdam, the Netherlands under number 30046259 and our executive offices are located at Croeselaan 18, 3521 CB Utrecht, the Netherlands. Our telephone number is +31 (0)30 2160000.

Membership in Rabobank Nederland is open only to cooperative banks whose articles of association have been approved by Rabobank Nederland. Besides being a member of Rabobank Nederland, each local Rabobank has shares in Rabobank Nederland. The shares are fully paid up on issuance and are not permitted to be pledged, given in usufruct, or otherwise encumbered, alienated or transferred. The articles of association provide that shares may be issued only pursuant to a resolution of the General Meeting proposed by Rabobank Nederland's Executive Board and approved by its Supervisory Board. Pursuant to the articles of association, each local Rabobank is obliged, by virtue of its membership, to participate in any future issue of shares in the same proportion as the proportion which existed in the year preceding the year of issue, between its balance sheet total and the sum of the balance sheet totals of all local Rabobanks. Since 1995, no new shares have been issued. At December 31, 2005, 1.4 million shares (for an aggregate amount of € 638 million) had been issued to the local Rabobanks.

As members of Rabobank Nederland, the local Rabobanks have certain ownership rights with respect to Rabobank Nederland. However, their position with respect to ownership cannot be compared to the position of shareholders in a corporation. Pursuant to Rabobank Nederland's articles of association, if, in the event of Rabobank Nederland's liquidation, whether by court order or otherwise, its assets should prove to be insufficient to meet its liabilities, the local Rabobanks, as members of Rabobank Nederland at the time of the liquidation as well as those who ceased to be members in the year prior to the liquidation, shall be liable for the deficit in proportion to their respective last adopted balance sheet totals. If it should prove impossible to recover the share of one or more liable members or former members in the shortfall, the remaining liable parties shall be liable in the same proportion for the amount not recovered. Under the articles of association of Rabobank Nederland, the total amount for which members or former members are liable shall never exceed 3% of its last adopted balance sheet total. However, this limitation of liability under the articles of association of Rabobank Nederland does not affect the liability of the local Rabobanks under the Cross-Guarantee System and their liability under the compensation agreements, referenced below.

Rabobank Nederland's functions within the Rabobank Group can be broadly divided into several areas. Traditionally, an important task of Rabobank Nederland has always been its function as bankers' bank. Another major task is the service task. As far as service is concerned, the first priority is to provide service to the local banks in the form of support, advice and guidance. Rabobank Nederland negotiates rights in the name of the local Rabobanks and enters into commitments on their behalf, provided that such commitments have the same implications for all local Rabobanks (for instance, the entering into collective labour agreements on behalf of the local Rabobanks). Furthermore, Rabobank Nederland is entrusted with the supervision of the local Rabobanks pursuant to the provisions of the Act on the Supervision of the Credit System 1992 *(Wet toezicht kredietwezen 1992)*. Finally, Rabobank Nederland operates its own banking business, both complementary to and independent of the business of the local Rabobanks and is the holding company of the specialised subsidiaries.

The local Rabobanks are organised as cooperative entities under Dutch law and draw all of their members from their customers. Through mergers the number of local Rabobanks has decreased from 288 at December 31, 2004 to 248 at December 31, 2005. At December 31, 2005, the local Rabobanks had approximately 1.55 million members, an increase of approximately 95,000 members from the previous year. Members of the local Rabobanks do not make capital contributions to the local Rabobanks and are not entitled to the equity of the local Rabobanks. Members are not liable for any obligations of the local Rabobanks.

Internal Liability (Cross-guarantee system)

Through their mutual financial association, various legal entities within the Rabobank Group together make up a single organisation. An internal liability relationship exists between these legal entities, as referred to in Section 12 of the Act on the Supervision of the Credit System 1992 *(Wet toezicht kredietwezen 1992)*. This relationship is formalised in an internal 'cross-guarantee' system, which stipulates that if a participating

institution has insufficient funds to meet its obligations towards its creditors, the other participants must supplement that institution's funds in order to enable it to fulfil those obligations.

Participating entities within the Rabobank Group are:
Rabobank Nederland
the local Rabobanks
De Lage Landen International B.V.
De Lage Landen Financiering B.V.
De Lage Landen Trade Finance B.V.
De Lage Landen Financial Services B.V.
Schretlen & Co. N.V.
Rabohypotheekbank N.V.
Raiffeisenhypotheekbank N.V.

For regulatory and financial reporting purposes, Rabobank Nederland and the local Rabobanks, as well as the participating subsidiaries are treated as one consolidated entity.

403 Declaration

Rabobank Nederland has assumed liability for the debts arising from legal transactions of a number of other Rabobank Group companies under Section 2:403 of the Dutch Civil Code.

Compensation Agreements

The local Rabobanks are also parties to several compensation agreements whereby shortfalls of local Rabobanks with respect to equity, profitability, loan loss reserves and due to financing losses are financed by charging all other local Rabobanks.

Rabobank Nederland's 'Central Bank' Activities

Capital Adequacy and Liquidity

The cross-guarantee system operates in concert with the regulatory and administrative oversight of the local Rabobanks by Rabobank Nederland. Notwithstanding the fact that Rabobank Nederland and the local Rabobanks are supervised by the Dutch Central Bank on a consolidated basis, based on the law (section 12 of the Act on the Supervision of the Credit System 1992 *(Wet toezicht kredietwezen 1992)*) Rabobank Nederland has the responsibility for ensuring compliance by the local Rabobanks with the Dutch Central Bank's capital adequacy and liquidity regulations. The Dutch Central Bank's capital adequacy regulations are intended to preserve a bank's ability to withstand loan losses and other business risks through reserves and retained earnings. The internal standards actually applied by Rabobank Nederland, however, are more conservative than the regulations promulgated by the Dutch Central Bank. This policy partly reflects the fact that local Rabobanks, which cannot raise new capital by the issue of shares, can only grow and maintain an appropriate ratio of reserves to total liabilities by making profits. Any local Rabobank whose ratio of reserves to total liabilities fails to meet internal solvency standards is subject to stricter supervision by Rabobank Nederland. In particular, Rabobank Nederland may restrict such local Rabobank's authority to make lending decisions within the Rabobank Group lending limits.

The local Rabobanks are permitted to have accounts only with Rabobank Nederland, which is the sole outlet for each local Rabobank's excess liquidity and acts as treasurer to the local Rabobanks. Each local Rabobank is also required by Rabobank Nederland to keep a certain portion of its own deposits on current account with Rabobank Nederland.

GOVERNANCE OF THE RABOBANK GROUP

Supervisory Board and Executive Board

Rabobank Nederland has a Supervisory Board and an Executive Board. The Supervisory Board *(raad van commissarissen)* of Rabobank Nederland consists of at least seven persons and is responsible for monitoring Rabobank Nederland's policy, compliance with applicable legislation and its articles of association and examining and reporting to the General Meeting on the annual statement of accounts. On the recommendation of the Supervisory Board the General Meeting appoints the Rabobank Group's external auditor, whose statement on accounts is also submitted to the General Meeting. In addition, the Supervisory Board advises the Executive Board. In the performance of their duties, the members of the Supervisory Board act in the interests of Rabobank Nederland and its affiliated entities. Members of the Supervisory Board are, on the recommendation of the Supervisory Board, appointed by the General Meeting. The total remuneration of the members of the Supervisory Board amounted to € 1.2 million in 2005.

The Executive Board *(raad van bestuur)* of Rabobank Nederland consists of at least two members. The number of members is determined by the Supervisory Board. The members are appointed by the Supervisory Board and may be suspended and removed by the Supervisory Board. The Executive Board prepares and executes Group strategy and has responsibility for the appointment, suspension and removal of general managers of Rabobank Nederland and the management of Rabobank Nederland, which includes, under the approval of the Supervisory Board, the authorisation of debenture issues of Rabobank Nederland. The Executive Board is responsible for the compilation of the annual statement of accounts for adoption by the General Meeting and the recommendation of the profit appropriation to Rabobank Nederland's members. At present, the Executive Board consists of six persons. Bert (H.) Heemskerk is the Chairman of the Executive Board of Rabobank Nederland. The total remuneration of the members of the Executive Board amounted to € 7.9 million in 2005.

No individual may be a member of both Rabobank Nederland's Supervisory Board and Rabobank Nederland's Executive Board. No member of the Supervisory Board is permitted to belong to the staff of Rabobank Nederland, a local Rabobank or any institution affiliated with Rabobank Nederland, nor is a member of the Supervisory Board permitted to belong to the Supervisory Board, the Executive Board or the board of directors of a local Rabobank. No member of the Executive Board is permitted to hold office with, or be employed by, any local Rabobank. The members of the Supervisory Board and the Executive Board cannot hold any office with a credit institution within the meaning of the Act on the Supervision of the Credit System 1992 which is not in any way affiliated with Rabobank Nederland.

The following persons, all of whom are resident in the Netherlands except Mr. Berndsen who is resident in Belgium, are appointed members of the Supervisory Board respectively the Executive Board of Rabobank Nederland.

Supervisory Board of Rabobank Nederland

Name	Born	Year Appointed[1]	Term Expires	Nationality
Lense (L.) Koopmans, Chairman	1943	2002	2009	Dutch
Leo (L.J.M.) Berndsen	1942	2002	2009	Dutch
Teun (T.) de Boon	1941	2002	2008	Dutch
Bernard (B.) Bijvoet	1940	2002	2008	Dutch
Sjoerd (S.E.) Eisma	1949	2002	2008	Dutch
Louise (L.O.) Fresco[2]	1952	2006	2010	Dutch
Marinus (M.) Minderhoud	1946	2002	2007	Dutch
Paul (F.M.) Overmars	1945	2005	2008	Dutch
Hans (J.A.A.M.) van Rossum	1948	2002	2007	Dutch
Herman (H.C.) Scheffer	1948	2002	2006	Dutch
Martin (M.J.M.) Tielen	1942	2002	2006	Dutch
Aad (A.W.) Veenman	1947	2002	2006	Dutch
Antoon (A.J.A.M.) Vermeer	1949	2002	2007	Dutch
Arnold (A.H.C.M) Walravens	1940	2004	2007	Dutch

(1) As a result of a 2002 amendment of the management organisation of Rabobank Nederland the former supervisory council was replaced by the supervisory board due to which the appointment date for a number of supervisory directors was fixed at 2002 even though they had been previously on the supervisory council.

(2) The Supervisory Board of Rabobank Nederland has recommended Mrs. Fresco as member of the Supervisory Board to the General Assembly which is expected to appoint Mrs. Fresco on June 15, 2006.

Lense (L.) Koopmans: Professor of Economics at the University of Groningen. Chairman of the Board Stichting TBI, which wholly owns TBI Holdings (building and engineering). Chairman of the Supervisory Board of SFB Holding N.V. (social security). Chairman of the Supervisory Board of Siers Group B.V. (infrastructure). Chairman of the Supervisory Board of Burgfonds B.V. (project development). Chairman of the Supervisory Board of Arriva Nederland B.V. (regional transport). Member of the Supervisory Board of Nuon B.V. (electricity). Member of the Supervisory Board of Huntsman Holland B.V. (chemical industry). Member of the Supervisory Board of N.O.M. N.V. (Northern Development Company). Member of the Supervisory Board of Stichting TNO (Research).

Leo (L.J.M.) Berndsen: Member of the Supervisory Board of AON Nederland (insurance).

Teun (T.) de Boon: Vice-Chairman of development institute ZOD Neere, Burkina Fasso. Senior Adviser of the Netherlands Management Corporation Programme (NMCP). Member of the Board of Directors of the Institute for Latin America.

Bernard (B.) Bijvoet: Chairman of the Supervisory Board of De Eik B.V. (grocery). Chairman of the Supervisory Board of AH Kaascentrale (dairy). Member of the Supervisory Board of Essent N.V. (electricity).

Sjoerd (S.E.) Eisma: Member of the bar in The Hague, partner at De Brauw Blackstone Westbroek N.V. Deputy Judge at the court of law in The Hague, Member of the Supervisory Board of HAL Holding N.V. (investment company). Member of the Supervisory Board of SDU N.V. Government Printing office. Member of the Supervisory Board of Grontmij N.V. Member of the Board of Directors of Directors of HAL pension fund. Member of the Board of Directors of the Anton Philips Fund. Chairman of the Supervisory Council of the Kröller-Müller Museum. Member of the Board of Stichting Steve Reich.

Louise (L.O.) Fresco: Vice Director-General Food and Agriculture Organisation of the United Nations (FAO), head of the Agriculture Department. Distinguished professor University of Wageningen. Member Committee of Recommendation University Asylumfund. Member of the Spanish Academy of Engineer Sciences. Member of the Swedish Academy of Agricultural and Forestry Sciences.

Paul (F.M.) Overmars: Member of the Supervisory Board of Eureko-Achmea. Member of Executive Committee of Vereniging Achmea. Member of the Executive Committee of VNO-NCW (The Dutch Confederation of Netherlands Industry and Employers).

Marinus (M.) Minderhoud: Chairman of the Board of Directors of Vodafone International Holdings B.V. (telecom). Chairman of the Supervisory Board of Getronics (ICT). Chairman of the Supervisory Board of De Hypothekers Associatie B.V. (mortgages), Chairman of the Supervisory Board of Leydse Oranje Nassau Groep B.V., Chairman of the Supervisory Board of Quien B.V., Member of the Supervisory Board of Nuon

(electricity), Member of the Supervisory Board of Heembouw Groep B.V., Member of the Supervisory Board of Eureko-Achmea.

Hans (J.A.A.M.) van Rossum: Head of the Administration Department of the Dutch Dairy Commodity Board. Chairman of the Board of Directors Zuid-Holland Investment Fund.

Herman (H.C.) Scheffer: Senior Counsel Boer & Croon (strategy and management). Member of the Supervisory Board of the Coöperatieve Cehave Landbouwbelang (agriculture). Member of the Supervisory Board of Joint Services International N.V. (clothing). Chairman of the Supervisory Board of Bonda's Veevoederbureau B.V. (livestock feeding). Chairman of the Supervisory Board of De Drie Mollen (coffee and tea). Chairman of the Advisory Board of De Telefoongids N.V. (yellow pages).

Martin (M.J.M.) Tielen: Chairman of the Netherlands Feed Industry Association. President of the European Federation for Feed Manufacturers. Member of the European Union Evaluation Commission of the European Association of Establishment for Veterinary Education.

Aad (A.W.) Veenman: Chairman of the Executive Board of N.V. Nederlandse Spoorwegen (Dutch railways). Chairman of the Supervisory Board of Koninklijke Ten Cate N.V. (textile). Member of the Supervisory Board of TENNET B.V.

Antoon (A.J.A.M.) Vermeer: Chairman of the Board of Directors of the Southern Agriculture and Horticulture Organisation. Member of the Board of Directors of the Netherlands' Agriculture and Horticulture Organisation. Chairman of the Supervisory Board of Sovion N.V.

Arnold (A.H.C.M.) Walravens: Vice Chairman of the Supervisory Board of Eureko B.V. Member of the Board of Directors of Achmea Association. Member of the Supervisory Board of OWM Molest-risico W.A.; Member of the Board of Directors of Stichting PVF Nederland. Chairman of the Board of Achmea Re Luxembourg. Chairman of the Board of Directors of Eureko Reinsurance S.A., Luxembourg, Chairman of the Board of Directors of Eureko Re (Dublin) Ltd., Chairman of the Board of Directors of Achmea Re Management Company S.A. Luxembourg, Chairman of the Supervisory Board of Tauw Infra Consult (infrastructure consultancy). Member of the Supervisory Board of CSM N.V. (sugar). Director of MBA Studies and Member of the senate of International Executive Development Center, Bled, Slovenia. Chairman of the Supervisory Board of Wolters Kluwer Nederland B.V. (multi-media publisher).

Executive Board of Rabobank Nederland

Name	Born	Year Appointed	Nationality
Bert (H.) Heemskerk, Chairman	1943	2002	Dutch
Bert (A.) Bruggink	1963	2004	Dutch
Hans (J.C.) ten Cate	1946	2000	Dutch
Piet (P.W.) Moerland	1949	2003	Dutch
Sipko (S.N.) Schat[1]	1960	2006	Dutch
Piet (P.J.A.) van Schijndel	1950	2002	Dutch
Rik (D.J.M.G.) baron van Slingelandt[2]	1946	1996	Dutch

(1) The Supervisory Board has resolved to appoint Mr. Schat as a member of the Executive Board as per July 1, 2006

(2) Mr. van Slingelandt shall retire as a member of the Executive Board as per July 1, 2006

Bert (H.) Heemskerk: Mr. Heemskerk was appointed Chairman of the Executive Board of Rabobank Nederland as of December 1, 2002. Mr. Heemskerk was previously the Chairman of the Executive Board of F. van Lanschot Bankiers N.V. from 1991 to 2002. Before moving to F. van Lanschot Bankiers N.V., Mr. Heemskerk worked at AMRO Bank/ABN AMRO for more than 20 years, serving as Director General Netherlands for ABN AMRO Netherlands from 1988 to 1991. Mr. Heemskerk holds several positions outside of Rabobank Nederland's Executive Board, including, among others, as a Member of the Board of Liquidators, a Member of the Board of the Stock Exchange and a Member of the Advisory Council to the Amsterdam Institute of Finance and a member of the Board of Supervisory Directors of VADO (investment fund).

Bert (A.) Bruggink: Mr. Bruggink was appointed Chief Financial Officer of the Executive Board of Rabobank Nederland as of November 15, 2004. Mr. Bruggink joined the Rabobank Group in 1986. After several different jobs in Finance and Control within Rabobank Group, he became Head of Finance and Control Rabobank International (1994-1998) and Group Finance Director Rabobank Group (1998-2004). As

CFO he fulfils several additional functions: chairman of the Dutch interbank policy committee on accounting, member of the Dutch interbank policy committee on supervision, member of the Dutch interbank policy committee on monetary policy, member of the Dutch interbank policy committee on risk management, member of the Dutch interbank policy committee of CFO's and member of policy committee on accounting of international bank associations. He also works as a part time professor at the Twente University of Technology (Financial Institutions and Markets).Mr Bruggink is a member of the consultative panel of CEBS (Committee of European Banking Supervisors).

Hans (J.C.) ten Cate: Mr. ten Cate was appointed to Rabobank Nederland's Executive Board as of September 1, 2000. As one of the two members of the Executive Board responsible for the wholesale business, Mr. ten Cate is primarily responsible for Corporate Clients Rabobank Nederland and the Credit Risk Department. Prior to joining Rabobank Nederland, Mr. ten Cate was employed at AMRO Bank/ABN AMRO for more than 25 years, concluding his tenure there as Senior Executive Vice-president (directeur generaal) Credit & Special Financing in 2000. Within the Rabobank Group, Mr. ten Cate also serves as Chairman of the Supervisory Board of Rabo Vastgoed, Chairman of the Supervisory Board of Gilde, Chairman of the Supervisory Board of De Lage Landen, Chairman of the Supervisory Board of FGH Bank, Vice-Chairman of the Supervisory Board of Robeco, Vice-Chairman of the Yes Bank in India and member of the Supervisory Board of Rabohypotheekbank. Mr. ten Cate also acts as Chairman of the Supervisory Board of Beurs Rotterdam N.V., Treasurer of the Foundation Museum Boijmans van Beuningen and Chairman of the Erasmus University Trust Fund.

Piet (P.W.) Moerland: Mr. Moerland was appointed to Rabobank Nederland's Executive Board as of January 1, 2003. As one of the two members of the Executive Board focused on the cooperative retail business, Mr. Moerland is responsible for Medium and Small scale Business, Shared Services and Facilities and the department that operationally supports the local banks. After completing his degree and dissertation in the field of economics at the Erasmus University of Rotterdam in 1978, Mr. Moerland undertook a position with Rabobank Nederland's Central Group Staff from 1979 to 1980. Mr. Moerland then took a position as a professor of business administration with a focus on economics at the University of Groningen from 1981 to 1987 and as a professor of business economics with a focus on corporate finance at the University of Tilburg from 1988 to 2002. Mr. Moerland also had an unsponsored chair as a professor of corporate governance at the University of Tilburg. Within the Rabobank Group Mr. Moerland serves as a Member of the Supervisory Board of Rabobank International Advisory Services B.V., a Member of the Supervisory Board of Interpolis and a Member of the Board of Directors of Rabobank Foundation. Outside Rabobank, Mr. Moerland serves as a Member of the Supervisory Board of Essent N.V. (electricity), a Member of the Advisory Board of the Netherlands Order of Accountants and Administration Consultants and a Member of the Board of Directors of the NVB (Association of Dutch Banks).

Sipko (S.N.) Schat: The Supervisory Board has resolved to appoint Mr. Schat as a member of the Executive Board of Rabobank Nederland as per July 1, 2006. Mr. Schat took a position as in-house counsel with Rabobank Nederland between 1985 and 1990. Mr. Schat was senior manager Structured Finance between 1990 and 1995, Head Corporate Finance of Rabobank Ireland Plc between January 1994 and December 1994, Head Corporate Finance of Rabobank International between 1999 and 2002, Head Structured Finance Europe between 1995 and 1999. Mr. Schat took a position as Head Corporate Finance (worldwide), member of the Supervisory Board of Rabobank Ireland Plc and member of the board of Rabo Merchant Bank N.V. He was appointed a member of the management board of Rabobank International as of April 2002 being responsible for North and South America and as of Septmeber 2004 being responsible for Corporate Finance, Trade Finance, Private Equity and Corporate Advisory.

Piet (P.J.A.) van Schijndel: Mr. van Schijndel was appointed to Rabobank Nederland's Executive Board as of December 1, 2002. As one of the two members of the Executive Board focused on the cooperative retail business, Mr. van Schijndel has responsibility for marketing, product development, market support for the local banks, private banking and Group ICT. Mr. van Schijndel took a position as a management consultant with Rabobank Nederland from 1975 to 1977. From 1977 to 1979, Mr. van Schijndel was Head of Insurance Administration. From 1979 to 1983, Mr. van Schijndel was a member of the Staff Group Directorate Insurance. Thereafter, he served as Acting Head and Head of the Insurance and Travel Directorate from 1983 to 1986 and from 1986 to 1990, respectively, Vice-Chairman of the Executive Board of Interpolis from 1990 to 1997 and Chairman of the Executive Board of Interpolis from 1998 to 2002. Mr. van Schijndel serves as Chairman of the Supervisory Boards of Obvion and Rabohypotheebank and as a Member of the Supervisory Board of De Lage Landen, and the joint venture with KBC Bank. Furthermore, Mr. van Schijndel is a Member of the Board of Directors of the NVB (Association of Dutch Banks).

Rik (D.J.M.G.) baron van Slingelandt: Mr. van Slingelandt was appointed to Rabobank Nederland's Executive Board as of February 1, 1996. Mr. van Slingelandt is responsible for Rabobank International Network, Global Financial Markets, Corporate Finance and Wholesale Support. From 1989 to 1996, he was the Director of International Operations for Rabobank Nederland. Mr. van Slingelandt worked with several companies before he joined the Rabobank Group. Mr. van Slingelandt was employed by Nationale Investeringsbank N.V. from 1972 to 1980. From 1980 to 1982, he was employed at Rijn Schelde Verolme as Head of the Financing Department. Subsequently, he was a Financial Director at Verolme Estaleiros Reunidos do Brasil S.A. in Rio de Janeiro (1982 – 1985). He joined the Robeco Group in 1985 as a member of the Investment Committee (until 1989). Mr. van Slingelandt is a member of the executive boards and supervisory boards of a number of Rabobank Group companies, acting as, among others, Chairman of the Managing Board of Rabobank International, Chairman of the Board of Directors of Rabobank Pensioenfonds, Chairman of the Board of Directors of IPB Holding B.V., Chairman of the Supervisory Board of Interpolis, Vice-chairman of the Supervisory Board of BGZ (Bank Gospodarki Zywnosciowej S.A.), Member of the Supervisory Board of Robeco Group N.V. and Member of the Board of Directors of Rabo Australia Ltd. Mr. van Slingelandt also is Vice-chairman of the Board of Directors of Bank Sarasin & Cie. AG, a Member of the Advisory Committee of Issuing Institutions (Euronext) and a Member of the Unico Steering Committee.

Changes

The Supervisory Board has resolved to appoint Sipko Schat as a member of the Executive Board of Rabobank Nederland as per July 1, 2006.

Rik (D.J.M.G.) baron van Slingelandt will retire as a member of the Executive Board of Rabobank Nederland as per July 1, 2006.

Central Delegates Assembly

Influence and control of the local Rabobanks with respect to Rabobank Nederland are exercised directly or indirectly via representation in two corporate bodies, the Central Delegates Assembly and the General Meeting.

The Central Delegates Assembly consists of the board members of the various Regional Delegates Assemblies which consist of the members of Rabobank Nederland, the local Rabobanks. The powers of the Central Delegates Assembly include, amongst other, the establishment of rules that all member banks must comply with and the right to approve the annual plan and the budget of Rabobank Nederland insofar as this concerns the business of the member banks. The outcome can influence Rabobank Nederland's policy. Furthermore, in the Central Delegates Assembly substantive discussions take place which mainly concern the business of the local Rabobanks.

The General Meeting

The General Meeting is the body through which all local Rabobanks, as members of Rabobank Nederland, can exercise direct control. The General Meeting deals with important issues, such as the adoption of the financial statements, amendments to the Articles of Association and regulations, and the appointment of members of the Supervisory Board.

Governance of the local Rabobanks

Each local Rabobank within the Rabobank Group is governed by a board of directors and a supervisory board. Members of the supervisory board are elected by the members of the local Rabobank from their ranks. There are two possible organisational models for the local Rabobanks: the partnership model and the executive management model.

Partnership model

In the partnership model, the management of the local Rabobanks consist of persons elected by the members from their ranks, plus a managing director who is appointed by the Supervisory Board. The managing director is primarily concerned with the day-to-day management of the bank's operations. The Supervisory Board supervises the management. Banks using the partnership model may install a member's council and always have a general meeting.

Executive model

In the executive model, the local Rabobanks have a Board of Directors comprising several persons appointed by the Supervisory Board. The Board of directors operates under the supervision of the Supervisory Board. In this model, no managers are elected by the members from their ranks, as is the case in the partnership model. In order to firmly and permanently embed member influence and control in the structure, banks using the executive model install a members' council. The members' council assumes the bulk of the powers of the General Meeting and furthermore promotes and structures member control and engagement. The General Meeting continues to exist, but only decides on major issues only that impact the local banks' continued existence.

Administrative, Management and Supervisory bodies - conflicts of interests

The Issuer is not aware of any potential conflicts of interest between the duties to the Issuer of the persons listed under 'Supervisory Board of Rabobank Nederland' and 'Executive Board of Rabobank Nederland' above and their private interests or other duties.

REGULATION OF THE RABOBANK GROUP

General Overview

Rabobank Nederland is a credit institution *(kredietinstelling)* organised under the laws of the Netherlands. The principal Netherlands law on supervision applicable to Rabobank Nederland is the Act on the Supervision of the Credit System 1992 *(Wet toezicht kredietwezen 1992)* (the 'Netherlands Act'), under which Rabobank Nederland is supervised by the Dutch Central Bank and the Dutch Minister of Finance. Rabobank Nederland and the various Rabobank Group entities are also subject to certain European Union ('EU') directives which have a significant impact on the regulation of the Rabobank Group's banking, asset management and broker-dealer businesses in the EU and the regulation and control of local central banks and monetary authorities of the various countries in which we do business.

Rabobank Nederland, the local Rabobanks and the subsidiaries of Rabobank Nederland are in compliance in all material respects with the applicable banking and insurance regulations and capitalisation and capital base requirements of each applicable jurisdiction.

Basel Standards

The Basel Committee on Banking Supervision of the Bank for International Settlements develops international capital adequacy guidelines based on the relationship between a bank's capital and its credit risks. In this context, on July 15, 1988, the Basel Committee adopted risk-based capital guidelines (the 'Basel guidelines'), which have been implemented by banking regulators in the countries that have endorsed them. The Basel guidelines are intended to strengthen the soundness and stability of the international banking system. The Basel guidelines are also intended to reduce an existing source of competitive inequality among international banks by harmonising the definition of capital and the rules for the evaluation of asset risks and by establishing a uniform target capital base ratio (capital to risk-weighted assets). Supervisory authorities in each jurisdiction have, however, some discretion in determining whether to include particular instruments as capital under the Basel guidelines and to assign different weights, within a prescribed range, to various categories of assets. The Basel guidelines were adopted by the European Community and applied to all banks and financial institutions in the EU, and on January 1, 1991, the Dutch Central Bank implemented them and they were made part of Netherlands regulations.

In June 1999, the Basel Committee proposed a review of the Basel guidelines of 1988. Since then, several consultative papers for a new capital accord have been released by the Basel Committee on Banking Supervision, which were discussed by several international working parties. The new accord ('Basel II') was published in June 2004. The target is to achieve a flexible framework that is more closely in line with internal risk control and that will result in a more sophisticated credit risk weighting. The Rabobank Group has joined in a number of global exercises initiated by the Basel Committee, aimed at establishing the consequences of Basel II. Given its traditionally low (credit) risk profile, the new capital adequacy requirements for the Rabobank Group are significantly lower than the current ones. The Rabobank Group has already started the implementation of Basel II.

The European Commission has adopted a proposal for the amendment of the EC Directive 2000/12 and the EEC Directive 1993/6 to introduce the new capital requirements framework. According to the co-decision procedure, the European Council and European Parliament will have to approve the proposal before the Member States can implement it in their own legislation. The approval of the Council and Parliament is foreseen before the end of 2005 and the implementation by the Member States by the end of 2006. In the Netherlands, the proposal will need to be transposed into national regulations by the Ministry of Finance. Basel II will impact the areas of risk sensitivity, group structures, equity holdings in non-banks and retail exposures.

European Union Standards

The European Community has adopted a capital adequacy regulation for credit institutions in all its member states based on the Basel guidelines. In 1989, the EC adopted the Council Directive of April 17, 1989 on the 'own funds' of credit institutions (the 'Own Funds Directive'), defining qualifying capital ('own funds'), and the Council Directive of December 18, 1989 on a capital base ratio for credit institutions (the 'Capital Base Ratio Directive' and, together with the Own Funds Directive, the 'EC Directives'), setting forth the required ratio of own funds to risk-adjusted assets and off-balance sheet items. The EC Directives required the EU member states to transform the provisions of the Capital Base Ratio Directive and the provisions of the Own Funds Directive into national law directly binding on banks operating in the member

states. The EC Directives permit EU member states, when transforming the EC Directives into national law, to establish more stringent requirements, but do not permit more lenient requirements. In 2000, the EC adopted the Directive of March 20, 2000 on the taking up and pursuit of the Business of Credit Institutions ('EC Directive 2000/12'), which directive consolidated various previous directives, including the EC Directives.

As stated above, the European Commission has now adopted a proposal for the amendment of the EC Directive 2000/12 and the EEC Directive 1993/6 to introduce the new capital requirements framework agreed by the Basel Committee on Banking Supervision. The proposal sets out new rules on capital requirements. The proposal reflects the flexible structure and the major components of Basel II, but has been tailored to the specific features of the EU market.

Instead of the current 'one-size-fits-all' approach, the proposed new framework would consist of three different approaches allowing financial institutions to choose the approach most suited to them: simple, intermediate and advanced. The simple and intermediate approaches would be available by end 2006 (but banks could still opt to apply the current rules until end 2007) and the most advanced approaches from end 2007. Rabobank intends to make use of the advanced approach.

On December 16, 2002, the European Union adopted a directive on the supplementary supervision of credit institutions, insurance undertakings and investment firms in a financial conglomerate. This directive aims to address the supervisory issues that arise from the blurring of distinctions between the activities of firms in each of the banking, securities, investment services and insurance sectors. The main objectives of the directive are to:

I. ensure that a financial conglomerate has adequate capital;

II. introduce methods for calculating a conglomerate's overall solvency position;

III. deal with the issues of intra-group transactions, exposure to risk and the suitability and professionalism of management at financial conglomerate level; and

IV. prevent situations in which the same capital is used simultaneously as a buffer against risk in two or more entities which are members of the same financial conglomerate ('double gearing') and where a parent issues debt and downstreams the proceeds as equity to its regulated subsidiaries ('excessive leveraging').

EU Member States have to provide that the provisions of this directive shall first apply to the supervision of accounts for the financial year beginning on January 1, 2005.

Netherlands Regulation

General

In 2001, a major supervisory reform was undertaken in the Netherlands. The sector-oriented supervision (by the Dutch Central Bank on banks, the Pensions and Insurance Supervisory Board on pension funds and insurance institutions and the Netherlands Authority for the Financial Markets on securities institutions) has been replaced by a more functional approach. As of September 2002, supervision has been divided into prudential supervision, carried out by the Dutch Central Bank (which has merged with the Pension and Insurance Supervisory Board), and conduct of business supervision, carried out by the Netherlands Authority for the Financial Markets.

Pursuant to authority granted under the Netherlands Act, the Dutch Central Bank, on behalf of the Dutch Minister of Finance, supervises and regulates the majority of the Rabobank Group's activities. The Netherlands Authority for the Financial Markets supervises primarily the conduct of business. Set forth below is a brief summary of the principal aspects of the Netherlands Act in general.

The Netherlands Act on the Supervision of the Credit System 1992

Scope of the Act

A credit institution is any enterprise whose business it is to receive funds repayable on demand or subject to notice and to grant credits or make investments for its own account. Rabobank Nederland and various Rabobank Group entities, including each of the local Rabobanks are credit institutions and, because they are engaged in the securities business as well as the commercial banking business, each is considered a 'universal bank'.

Licensing

Under the Netherlands Act, a credit institution established in the Netherlands is required to obtain a license from the Dutch Central Bank before engaging in any banking activities. The requirements to obtain a license, among others, are as follows: (i) the day-to-day policy of the credit institution must be determined by at least two persons; (ii) the credit institution must have a body of at least three members which has tasks similar to those of a board of supervisory directors; and (iii) the credit institution must have a minimum equity (eigen vermogen) of € 5,000,000. Also, the Dutch Central Bank shall refuse to grant a license if, among other things, it is of the view that (i) the persons who determine the day-to-day policy of the credit institution have insufficient expertise to engage in the business of the credit institution, (ii) in view of the interests of the creditors or future creditors, the trustworthiness of the persons who determine the day-to-day policy of the credit institution is not beyond doubt or (iii) through a qualified holding in the credit institution, influence on the policy of such enterprise or institution may be exercised which is contrary to 'prudent banking policy' (gezond bankbeleid). In addition to certain other grounds, the license may be revoked if a credit institution fails to comply with the requirements for maintaining it.

Reporting and Investigation

A credit institution is required to file with the Dutch Central Bank its annual financial statements in a form approved by the Dutch Central Bank, which includes a balance sheet and a profit and loss statement that have been certified by a qualified auditor in the Netherlands or an equally qualified foreign auditor who is licensed in the Netherlands. In addition, a credit institution is required to file with the Dutch Central Bank or a designated agency monthly balance sheets, on a basis established by the Dutch Central Bank, which also has the option to demand more frequent reports (including reports certified by a qualified auditor in the Netherlands or an equally qualified foreign auditor who is licensed in the Netherlands). The credit institutions' reports to the Dutch Central Bank are required to be 'truthful and not misleading'.

A credit institution must also inform the Dutch Central Bank of any change in number and the identity or the credentials of the persons determining its day-to-day policy. Furthermore, a credit institution must also inform the Dutch Central Bank if it fails to comply, or to comply fully, with the Dutch Central Bank's standards regarding solvency, liquidity or administrative organisation.

Supervision

The Dutch Central Bank exercises supervision with respect to the solvency and liquidity of credit institutions, supervision of the administrative organisation of credit institutions and structure supervision relating to credit institutions. To this end, the Dutch Central Bank has issued the following general guidelines:

- *Solvency Supervision*

  The guidelines of the Dutch Central Bank on solvency supervision require that a credit institution maintains own funds in an amount equal to at least eight per cent. of its risk- weighted assets operations. These guidelines also impose limitations on the aggregate amount of claims (including extensions of credit) a credit institution may have against one debtor or a group of related debtors.

- *Liquidity Supervision*

  The guidelines of the Dutch Central Bank relating to liquidity supervision require that a credit institution maintains sufficient liquid assets against certain liabilities of the credit institution. The basic principle of the liquidity directives is that liquid assets must be held against 'net' liabilities of credit institutions (after netting out claims and liabilities in a maturity schedule) so that the liabilities can be met on the due dates or on demand, as the case may be. These guidelines impose additional liquidity requirements if the amount of liabilities of a credit institution with respect to one debtor or group of related debtors exceeds a certain limit.

- *Structure Supervision*

  The Netherlands Act provides that a credit institution must obtain a declaration of no-objection from the Minister of Finance (or, in certain cases, determined by the Minister of Finance from the Dutch Central Bank) before, among other things, (i) reducing its own funds *(eigen vermogen)* by way of repayment of capital or distribution of reserves or making disbursements from the item comprising the cover for general banking risks as referred to in article 2:424 of the Dutch Civil Code, (ii) acquiring or increasing a qualified holding in a regulated institution such as a credit institution or other regulated

financial institution, if the balance sheet total of that institution at the time of the acquisition or increase amounts to more than 1% of the credit institution's consolidated balance sheet total, (iii) acquiring or increasing a 'qualified holding' in another enterprise or institution if the amount paid for the acquisition or the increase together with any amounts paid for prior acquisitions and prior increases exceeds 1% of the consolidated own funds *(eigen vermogen)* of the credit institution, (iv) acquiring all or a substantial part of the assets and liabilities of another enterprise or institution, (v) merging with another enterprise or institution or (vi) proceeding to financial or corporate reorganisation. For purposes of the Netherlands Act, 'qualified holding' is defined to mean the holding, directly or indirectly, of an interest of at least 10% of the issued share capital or voting rights in an enterprise or institution, or a similar form of control.

In addition, any person is permitted to hold, acquire or increase a qualified holding in a credit institution, or to exercise any voting power in connection with such holding, only after such declaration of no-objection has been obtained. The Netherlands Act provides for certain (prior) notification requirements applying to credit institutions and persons increasing or reducing their holdings in credit institutions.

– *Administrative Supervision*

The Dutch Central Bank also supervises the administrative organisation of the individual credit institutions, their financial accounting system and internal controls. The administrative organisation must be such as to ensure that a credit institution has at all times a reliable and up-to-date overview of its rights and obligations. Furthermore, the electronic data processing systems, which form the core of the accounting system, must be secured in such a way as to ensure optimum continuity, reliability and security against fraud. As part of the supervision of administrative organisations, the Dutch Central Bank has also stipulated that this system must be able to prevent conflicts of interests, including the abuse of insider information.

Emergencies

The Netherlands Act contains an 'emergency regulation' which can be declared in respect of a credit institution by a Dutch court at the request of the Dutch Central Bank if such credit institution is in a position which requires special measures for the protection of its creditors. As of the date of the emergency, only the court appointed administrators have the authority to exercise the powers of the organs of the credit institution. Furthermore, the emergency regulation provides for special measures for the protection of the interests of the creditors of the credit institution. A credit institution can also be declared in a state of bankruptcy by the court.

Rabobank Nederland and the local Rabobanks file consolidated monthly and annual reports that provide a true and fair view of their respective financial position and results with the Dutch Central Bank. Our independent auditors audit these reports annually.

Consolidated Financial Statements 2005

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